As filed with the Securities and Exchange Commission on December 3, 2003 Registration Nos. 333-106457 333-108240 333-109820 333-106470 333-107971

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT

TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact Name of Trust:

TAX EXEMPT SECURITIES TRUST

Intermediate Term Trust 71

National Trust 381 (Insured)

National Trust 382

New Jersey Trust 173

New York Trust 238

B.  Name of depositor:

CITIGROUP GLOBAL MARKETS INC.

C.  Complete address of depositor’s principal executive offices:

CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, New York 10013

D.  Name and complete address of agent for service:

MICHAEL KOCHMANN

CITIGROUP GLOBAL MARKETS INC.

300 1st Stamford Place, 4th Floor

Stamford, Connecticut 06902

Copy to:

MICHAEL R. ROSELLA, ESQ.

PAUL, HASTINGS, JANOFSKY & WALKER LLP

75 East 55th Street

New York, New York 10022

E.  Title of Securities being registered:

An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.  Approximate date of proposed public offering:

As soon as practicable after the effective date of the registration statement.

☒  Check box if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

TAX EXEMPT

SECURITIES TRUST

Intermediate Term Trust 71

National Trust 381 (Insured)

National Trust 382

New Jersey Trust 173

New York Trust 238

UNIT INVESTMENT TRUSTS

The Tax Exempt Securities Trust is sponsored by Citigroup Global Markets Inc. and consists of five separate unit investment trusts: Intermediate Term Trust 71, National Trust 381 (Insured), National Trust 382, New Jersey Trust 173 and New York Trust 238. The Intermediate Term Trust contains a fixed portfolio of intermediate-term municipal bonds and the National (Insured), National, New Jersey and New York Trusts each contain a fixed portfolio of long-term municipal bonds. The interest income of these bonds is generally exempt from federal income tax and, for state designated trusts, state and local income tax in the state for which the trust is named.

This Prospectus contains three parts. Part A contains the Summary of Essential Information including summary material relating to the trusts, the Portfolios and the Statements of Financial Condition. Part B contains more detailed information about the Tax Exempt Securities Trust and Part C contains specific information about the state designated trusts. Part A may not be distributed unless accompanied by Parts B and C.

Read and retain this Prospectus for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated December 3, 2003

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

TAX EXEMPT SECURITIES TRUST

INVESTMENT SUMMARY AS OF DECEMBER 2, 2003

Use this Investment Summary to help you decide whether the portfolios comprising the Tax Exempt Securities Trust are right for you. More detailed information can be found later in this prospectus.

Investment Objective

Each of the trusts seeks to pay investors monthly distributions of tax exempt interest income while conserving their capital. The Sponsor has selected a fixed portfolio of municipal bonds intended to achieve these goals.

Investment Strategy

All of the bonds in the National Trust (Insured) are insured by AAA-rated insurance companies that guarantee timely payments of principal and interest on the bonds (but not the value of the bonds before they mature). As a result, all of the bonds in the National Trust (Insured) are rated AAA by Standard & Poor’s or Fitch Ratings or Aaa by Moody’s.

All of the bonds in the Intermediate Term, National, New Jersey and New York Trusts are rated A or better by Standard & Poor’s, Moody’s or Fitch Ratings. State designated trusts primarily contain bonds issued by the state for which the trust is named or counties, municipalities, authorities or political subdivisions of that state.

Taxes

Interest received by the unit holders of the trusts on the bonds in each of the trusts is generally exempt from regular federal income tax. Interest on the bonds in each state trust is also generally exempt from certain state and local personal income taxes of the state for which the trust is named.

Risk Factors

Holders can lose money by investing in these trusts. The value of the units and the bonds held in the portfolio can each decline in value. An investment in units of a trust should be made with an understanding of the following risks:

•	Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer’s worsening financial condition or a drop in bond ratings.

•	The effective maturity of a long-term bond may be dramatically different than shorter term obligations. Investors will receive early returns of principal when bonds are called or sold before they mature. Investors may not be able to reinvest the money they receive at as high a yield or as long a maturity.

•	The municipal bonds could lose their tax-exempt status either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws.

•	The default of an issuer of a municipal bond in making its payment obligation could result in the loss of interest income and/or principal to investors of an uninsured trust. Investors of an insured trust could lose interest income and/or principal if the issuer and the insurer of a municipal bond both default in making their payment obligations.

•	Since the portfolio of each of the trusts is fixed and not managed, in general the Sponsor can only sell bonds at a trust’s termination or in order to meet redemptions. As a result, the price at which a bond is sold may not be the highest price it attained during the life of a trust.

The Public Offering Price

The Public Offering Price plus estimated organization costs per unit as of December 2, 2003, would have been $1,053.06 for the Intermediate Term Trust, $1,057.14 for the National Trust (Insured), $1,061.87

for the National Trust, $1,055.03 for the New Jersey Trust and $1,073.90 for the New York Trust.

During the initial public offering period the Public Offering Price per unit is calculated by:

•	dividing the aggregate offering price of the underlying bonds in a trust by the number of units outstanding.

•	adding a sales charge of 3.70% (3.842% of the aggregate offering price of the bonds per unit) for the Intermediate Term Trust and 4.70% (4.932% of the aggregate offering price of the bonds per unit) for the National (Insured), National, New Jersey and New York Trusts.

•	adding a per unit amount sufficient to reimburse the Sponsor for organization costs.

After the initial offering period the Public Offering Price per unit is calculated by:

•	dividing the aggregate bid price of the underlying bonds in a trust by the number of units outstanding.

•	adding a sales charge of 3.70% (3.842% of the aggregate offering price of the bonds per unit) for the Intermediate Term Trust and 4.70% (4.932% of the aggregate offering price of the bonds per unit) for the National (Insured), National, New Jersey and New York Trusts.

Market for Units

The Sponsor currently intends to repurchase units from holders at prices based upon the aggregate bid price of the underlying bonds. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the Sponsor stops repurchasing units, a unit holder may dispose of its units by redemption through the Trustee. The price received from the Trustee by the unit holder for units being redeemed is also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time to the Sponsor or the Trustee without fee or penalty.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR INTERMEDIATE TERM TRUST 71

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	3.70%	$38.87
Reimbursement to Sponsor for Estimated Organization Costs	.238%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.115%	$1.16
Other Operating Expenses	.022%	$.23
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.162%	$1.64

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .162% and a 5% annual return on the investment throughout the periods	$386	$420	$458	$569

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NATIONAL TRUST 381 (INSURED)

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.57
Reimbursement to Sponsor for Estimated Organization Costs	.237%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.121%	$1.22
Other Operating Expenses	.027%	$.27
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.173%	$1.74

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .173% and a 5% annual return on the investment throughout the periods	$487	$523	$563	$681

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NATIONAL TRUST 382

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.79
Reimbursement to Sponsor for Estimated Organization Costs	.236%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.125%	$1.26
Other Operating Expenses	.022%	$.22
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.024%	$.25

Total	.171%	$1.73

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .171% and a 5% annual return on the investment throughout the periods	$487	$523	$562	$678

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NEW JERSEY TRUST 173

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.47
Reimbursement to Sponsor for Estimated Organization Costs	.238%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.122%	$1.23
Other Operating Expenses	.017%	$.17
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.164%	$1.65

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .164% and a 5% annual return on the investment throughout the periods	$486	$520	$558	$670

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NEW YORK TRUST 238

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$50.36
Reimbursement to Sponsor for Estimated Organization Costs	.233%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.122%	$1.24
Other Operating Expenses	.020%	$.20
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.024%	$.25

Total	.166%	$1.69

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .166% and a 5% annual return on the investment throughout the periods	$486	$521	$559	$672

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION

AS OF DECEMBER 2, 2003 ♦

Sponsor

Citigroup Global Markets Inc.

Trustee

JPMorgan Chase Bank

Evaluator

Standard & Poor’s Securities Evaluations, Inc.

Date of Deposit and of Trust Agreement

December 2, 2003

Mandatory Termination Date*

Each Trust will terminate on the date of maturity, redemption, sale or other disposition of the last Bond held in the Trust.

Record Dates

The first day of each month, commencing  January 1, 2004.

Distribution Dates

The fifteenth day of each month, commencing  January 15, 2004.**

Evaluation Time

As of 1:00 p.m. on the Date of Deposit. Thereafter, as of 4:00 p.m. Eastern Time.

Evaluator’s Fee

The Evaluator will receive a fee of $.29 per bond per evaluation.

Sponsor’s Annual Portfolio Supervision Fee***

Maximum of $.25 per $1,000 face amount of the underlying Bonds.

♦	The Date of Deposit. The Date of Deposit is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.
*	The actual date of termination of each Trust may be considerably earlier (see Part B, “Amendment and Termination of the Trust Agreement—Termination”).
**	The first monthly income distribution of $3.34 for the Intermediate Term Trust, $3.84 for the National Trust (Insured), $4.16 for the National Trust, $3.89 for the New Jersey Trust and $3.97 for the New York Trust will be made on January 15, 2004.
***	In addition to this amount, the Sponsor may be reimbursed for bookkeeping and other administrative expenses not exceeding its actual costs.

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION

AS OF DECEMBER 2, 2003

Intermediate Term Trust 71
Principal Amount of Bonds in Trust	$5,000,000
Number of Units	5,000
Principal Amount of Bonds in Trust per Unit	$1,000
Fractional Undivided Interest in Trust per Unit	1/5,000
Minimum Value of Trust:
Trust Agreement may be Terminated if Principal Amount is less than	$2,500,000
Calculation of Public Offering Price per Unit*:
Aggregate Offering Price of Bonds in Trust	$5,058,464

Divided by Number of Units	$1,011.69
Plus: Sales Charge (3.70% of the Public Offering Price)	$38.87

Public Offering Price per Unit	$1,050.56
Plus: Estimated Organization Costs	$2.50
Plus: Accrued Interest*	$.69

Total	$1,053.75

Sponsor’s Initial Repurchase Price per Unit (per Unit Offering Price of Bonds)**	$1,011.69
Approximate Redemption Price per Unit (per Unit Bid Price of Bonds)**	$1,006.69

Difference Between per Unit Offering and Bid Prices of Bonds	$5.00

Calculation of Estimated Net Annual Income per Unit***:
Estimated Annual Income per Unit	$43.16
Less: Estimated Trustee’s Annual Fee****	$1.16
Less: Other Estimated Annual Expenses	$.48

Estimated Net Annual Income per Unit	$41.52

Calculation of Monthly Income Distribution per Unit:
Estimated Net Annual Income per Unit	$41.52
Divided by 12	$3.46
Accrued interest from the day after the Date of Deposit to the first record date**	$3.34
First distribution per Unit	$3.34
Daily Rate (360-day basis) of Income Accrual per Unit	$.1153
Estimated Long-Term Return*****	3.50%

*	Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
**	This figure will also include accrued interest from the day after the Date of Deposit through the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor’s Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
***	During the first year, the Trustee’s fee will be adjusted downward by $.01 per Unit for the Intermediate Term Trust. The Trustee has agreed to the foregoing to cover interest on any Bonds which would have accrued prior to their expected dates of delivery since interest will not accrue to the benefit of Holders until such Bonds are actually delivered to the Trust. During the first year for the Intermediate Term Trust, the Estimated Annual Income per Unit will be $43.15; the Estimated Trustee’s Annual Fee will be $1.15, and the Estimated Net Annual Income will remain the same as shown.
****	Per $1,000 principal amount of Bonds, plus expenses.
*****	The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future.

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION

AS OF DECEMBER 2, 2003

	National Trust 381 (Insured)	National Trust 382
Principal Amount of Bonds in Trust	$5,000,000	$7,000,000
Number of Units	5,000	7,000
Principal Amount of Bonds in Trust per Unit	$1,000	$1,000
Fractional Undivided Interest in Trust per Unit	1/5,000	1/7,000
Minimum Value of Trust:
Trust Agreement may be Terminated if Principal Amount is less than	$2,500,000	$3,500,000
Calculation of Public Offering Price per Unit*:
Aggregate Offering Price of Bonds in Trust	$5,025,332	$7,067,079

Divided by Number of Units	$1,005.07	$1,009.58
Plus: Sales Charge (4.70% of the Public Offering Price)	$49.57	$49.79

Public Offering Price per Unit	$1,054.64	$1,059.37
Plus: Estimated Organization Costs	$2.50	$2.50
Plus: Accrued Interest*	$.79	$.86

Total	$1,057.93	$1,062.73

Sponsor’s Initial Repurchase Price per Unit (per Unit Offering Price of Bonds)**	$1,005.07	$1,009.58
Approximate Redemption Price per Unit (per Unit Bid Price of Bonds)**	$998.07	$999.58

Difference Between per Unit Offering and Bid Prices of Bonds	$7.00	$10.00

Calculation of Estimated Net Annual Income per Unit***:
Estimated Annual Income per Unit	$49.50	$53.45
Less: Estimated Trustee’s Annual Fee****	$1.22	$1.26
Less: Other Estimated Annual Expenses	$.52	$.47

Estimated Net Annual Income per Unit	$47.76	$51.72

Calculation of Monthly Income Distribution per Unit:
Estimated Net Annual Income per Unit	$47.76	$51.72
Divided by 12	$3.98	$4.31
Accrued interest from the day after the Date of Deposit to the first record date**	$3.84	$4.16
First distribution per Unit	$3.84	$4.16
Daily Rate (360-day basis) of Income Accrual per Unit	$.1326	$.1436
Estimated Current Return based on Public Offering Price*****	4.52%	4.87%
Estimated Long-Term Return*****	4.26%	4.68%

*	Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
**	This figure will also include accrued interest from the day after the Date of Deposit through the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor’s Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
***	During the first year, the Trustee’s fee will be adjusted downward by $.03 per Unit for the National Trust. The Trustee has agreed to the foregoing to cover interest on any Bonds which would have accrued prior to their expected dates of delivery since interest will not accrue to the benefit of Holders until such Bonds are actually delivered to the Trust. During the first year for the National Trust, the Estimated Annual Income per Unit will be $53.42; the Estimated Trustee’s Annual Fee will be $1.23, and the Estimated Net Annual Income will remain the same as shown.
****	Per $1,000 principal amount of Bonds, plus expenses.
*****	The Estimated Current Return is calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION

AS OF DECEMBER 2, 2003

	New Jersey Trust 173	New York Trust 238
Principal Amount of Bonds in Trust	$2,500,000	$2,500,000
Number of Units	2,500	2,500
Principal Amount of Bonds in Trust per Unit	$1,000	$1,000
Fractional Undivided Interest in Trust per Unit	1/2,500	1/2,500
Minimum Value of Trust:
Trust Agreement may be Terminated if Principal Amount is less than	$1,250,000	$1,250,000
Calculation of Public Offering Price per Unit*:
Aggregate Offering Price of Bonds in Trust	$2,507,647	$2,552,595

Divided by Number of Units	$1,003.06	$1,021.04
Plus: Sales Charge (4.70% of the Public Offering Price)	$49.47	$50.36

Public Offering Price per Unit	$1,052.53	$1,071.40
Plus: Estimated Organization Costs	$2.50	$2.50
Plus: Accrued Interest*	$.80	$.82

Total	$1,055.83	$1,074.72

Sponsor’s Initial Repurchase Price per Unit (per Unit Offering Price of Bonds)**	$1,003.06	$1,021.04
Approximate Redemption Price per Unit (per Unit Bid Price of Bonds)**	$996.06	$1,014.04

Difference Between per Unit Offering and Bid Prices of Bonds	$7.00	$7.00

Calculation of Estimated Net Annual Income per Unit***:
Estimated Annual Income per Unit	$50.01	$51.01
Less: Estimated Trustee’s Annual Fee****	$1.23	$1.24
Less: Other Estimated Annual Expenses	$.42	$.45

Estimated Net Annual Income per Unit	$48.36	$49.32

Calculation of Monthly Income Distribution per Unit:
Estimated Net Annual Income per Unit	$48.36	$49.32
Divided by 12	$4.03	$4.11
Accrued interest from the day after the Date of Deposit to the first record date**	$3.89	$3.97
First distribution per Unit	$3.89	$3.97
Daily Rate (360-day basis) of Income Accrual per Unit	$.1343	$.1370
Estimated Current Return based on Public Offering Price*****	4.58%	4.59%
Estimated Long-Term Return*****	4.37%	4.35%

*	Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
**	This figure will also include accrued interest from the day after the Date of Deposit through the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor’s Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
***	During the first year, the Trustee’s fee will be adjusted downward by $.01 per Unit for the New Jersey Trust. The Trustee has agreed to the foregoing to cover interest on any Bonds which would have accrued prior to their expected dates of delivery since interest will not accrue to the benefit of Holders until such Bonds are actually delivered to the Trust. During the first year for the New Jersey Trust, the Estimated Annual Income per Unit will be $50.00; the Estimated Trustee’s Annual Fee will be $1.22, and the Estimated Net Annual Income will remain the same as shown.
****	Per $1,000 principal amount of Bonds, plus expenses.
*****	The Estimated Current Return is calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF DECEMBER 2, 2003

	Intermediate Term Trust 71		National Trust 381 (Insured)		National Trust 382
Number of municipal bonds (from 10 states for the Intermediate Term Trust, from 10 states for the National Trust (Insured) and from 9 states for the National Trust)	16		17		15
Number of bonds issued with “original issue discount”	9		13		13
Average life to maturity of the bonds in the Trust (in years)	9.9		30.9		29.4

	Percentages†		Percentages†		Percentages†
Percentage of bonds acquired prior to the deposit of all the Securities by the Sponsor into the Trust from Citigroup Global Markets Inc. and its affiliates (as sole underwriter, member of underwriting syndicate or otherwise from its own organization)**	5.2%		14.5%		0.0%

General obligation bonds backed by the taxing power of state issuer	16.4%		13.3%		13.7%
Bonds not supported by the issuer’s power to levy tax	83.6%		86.7%		86.3%

The bonds derived their income from the following primary sources:
• convention facilities	0.0%		0.0%		11.3%
• correctional facilities	14.5%		0.0%		0.0%
• educational facilities	20.1%		0.0%		16.3%
• hospital and health care facilities	25.7%	*	10.5%		25.2%	*
• housing facilities	5.0%		0.0%		21.6%
• industrial development facilities	10.4%		0.0%		0.0%
• lease rental payments	0.0%		2.1%		2.2%
• pollution control facilities	0.0%		5.3%		0.0%
• power facilities	0.0%		11.4%		0.0%
• public improvement facilities	0.0%		0.0%		3.5%
• recreational facilities	0.0%		5.2%		0.0%
• tax allocation	0.0%		0.0%		3.8%
• tobacco settlement	7.9%		10.4%		0.0%
• transportation facilities	0.0%		25.2%	*	0.0%
• various purpose	0.0%		3.0%		0.0%
• water and sewer facilities	0.0%		13.6%		2.4%

The bonds in the Trust are rated as follows:
• Standard & Poor’s
AAA	7.5%		98.3%		0.0%
AA	31.8%		0.0%		37.4%
A	46.8%		0.0%		38.5%

Total	86.1%		98.3%		75.9%

• Moody’s
Aaa	0.0%		1.7%		2.4%
Aa	0.0%		0.0%		11.2%
A	13.9%		0.0%		0.0%

Total	13.9%		1.7%		13.6%

• Fitch Ratings
A	0.0%		0.0%		10.5%

Total	0.0%		0.0%		10.5%

The following insurance companies have insured the bonds in the Trust as to timely payment of principal and interest:
• ACA	14.7%		0.0%		20.1%
• AMBAC	0.0%		44.1%		0.0%
• CIFG	0.0%		15.4%		0.0%
• FGIC	0.0%		8.8%		2.4%
• FSA	7.5%		2.1%		0.0%
• MBIA	0.0%		24.3%		0.0%
• Radian	4.3%		0.0%		17.5%
• XLCA	0.0%		5.3%		0.0%

Total	26.5%		100.0%		40.0%

†	Percentages based on the aggregate offering price of the bonds in the Trust.
*	The Trust is considered to be “concentrated” in a particular category when bonds of that type make up 25% or more of the portfolio.
**	Citigroup Global Markets Inc. and its affiliates may have gains or losses on the sales of bonds to the Sponsor for deposit in the Trust.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF DECEMBER 2, 2003

	New Jersey Trust 173	New York Trust 238
Number of municipal bonds (from New Jersey and Puerto Rico for the New Jersey Trust and from New York and Puerto Rico for the New York Trust)	8	11
Number of bonds issued with “original issue discount”	6	7
Average life to maturity of the bonds in the Trust (in years)	29.6	27.7

	Percentages†	Percentages†
Percentage of bonds acquired prior to the deposit of all the Securities by the Sponsor into the Trust from Citigroup Global Markets Inc. and its affiliates (as sole underwriter, member of underwriting syndicate or otherwise from its own organization)**	0.0%	0.0%

General obligation bonds backed by the taxing power of state issuer	0.0%	12.9%
Bonds not supported by the issuer’s power to levy tax	100.0%	87.1%

The bonds derived their income from the following primary sources:
• educational facilities	20.5%	0.0%
• hospital and health care facilities	25.7%*	14.0%
• public improvement facilities	0.0%	21.4%
• recreational facilities	9.8%	4.1%
• tobacco settlement	0.0%	9.1%
• transportation facilities	25.3%*	24.5%
• water and sewer facilities	18.7%	14.0%

The bonds in the Trust are rated as follows:
• Standard & Poor’s
AAA	15.4%	9.0%
AA	30.1%	58.5%
A	37.7%	26.4%

Total	83.2%	93.9%

• Moody’s
Aaa	3.3%	0.0%
A	13.5%	6.1%

Total	16.8%	6.1%

The following insurance companies have insured the bonds in the Trust as to timely payment of principal and interest:
• AMBAC	0.0%	4.1%
• FGIC	18.7%	4.9%

Total	18.7%	9.0%

†	Percentages based on the aggregate offering price of the bonds in the Trust.
*	The Trust is considered to be “concentrated” in a particular category when bonds of that type make up 25% or more of the portfolio.
**	Citigroup Global Markets Inc. and its affiliates may have gains or losses on the sales of bonds to the Sponsor for deposit in the Trust.

UNDERWRITING

The names and addresses of the Underwriters and the number of Units to be sold by them are as follows:

	Units
	Intermediate Term Trust 71	National Trust 381 (Insured)	National Trust 382	New Jersey Trust 173	New York Trust 238
Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013	4,150	3,150	4,500	2,150	1,900

UBS Financial Services Inc. 1285 Avenue of the Americas, 9th Floor New York, New York 10019	500	750	750	—	—

William R. Hough 100 Second Avenue, Suite 800 St. Petersburg, Florida 33701	250	500	750	—	—

SWS Securities 45 Broadway New York, New York 10006	—	250	250	250	500

Wachovia Securities LLC 901 East Byrd Street Richmond, Virginia 23219	100	250	500	100	100

Morgan, Keegan & Co., Inc. 50 North Front Street Memphis, Tennessee 38103	—	100	250	—	—

Total	5,000	5,000	7,000	2,500	2,500

INDEPENDENT AUDITORS’ REPORT

To the Sponsor, Trustee and Unit Holders of

Tax Exempt Securities Trust, Intermediate Term Trust 71, National Trust 381 (Insured), National Trust 382, New Jersey Trust 173 and New York Trust 238:

We have audited the accompanying statements of financial condition, including the portfolios of securities, of each of the respective trusts constituting Tax Exempt Securities Trust, Intermediate Term Trust 71, National Trust 381 (Insured), National Trust 382, New Jersey Trust 173 and New York Trust 238 as of December 2, 2003. These financial statements are the responsibility of the Sponsor (see note 6 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on December 2, 2003, and other appropriate auditing procedures for the purchase of securities, as shown in the statements of financial condition and portfolios of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective trusts constituting Tax Exempt Securities Trust, Intermediate Term Trust 71, National Trust 381 (Insured), National Trust 382, New Jersey Trust 173 and New York Trust 238 as of December 2, 2003, in conformity with accounting principles generally accepted in the United States of America.

New York, New York

December 2, 2003

TAX EXEMPT SECURITIES TRUST

STATEMENTS OF FINANCIAL CONDITION

AS OF DATE OF DEPOSIT, DECEMBER 2, 2003

	TRUST PROPERTY
	Intermediate Term Trust 71	National Trust 381 (Insured)	National Trust 382
Investment in Tax-Exempt Securities:
Bonds represented by purchase contracts backed by letter of credit (1)	$5,058,464	$5,025,332	$7,067,079
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	41,691	57,940	75,372
Cash (3)	12,500	12,500	17,500

Total	$5,112,655	$5,095,772	$7,159,951

	LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities:
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	$41,691	$57,940	$75,372
Reimbursement to Sponsor for Organization Costs (3)	12,500	12,500	17,500

	54,191	70,440	92,872

Interest of Unit Holders:
Units of fractional undivided interest outstanding (Intermediate Term Trust 71: 5,000; National Trust 381 (Insured): 5,000; National Trust 382: 7,000) Cost to investors (4)	5,265,300	5,285,700	7,433,090
Less—Gross underwriting commission (5)	194,336	247,868	348,511
Less—Organization Costs (3)	12,500	12,500	17,500

Net amount applicable to investors	5,058,464	5,025,332	7,067,079

Total	$5,112,655	$5,095,772	$7,159,951

(1)	Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 p.m. on December 2, 2003, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, “Public Offering—Offering Price.” Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $25,000,000 which was deposited with the Trustee for the purchase of $22,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $22,211,117 plus $242,521 representing accrued interest thereon through the Date of Deposit.
(2)	The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit Holder of record on such date, as set forth in Part B, “Rights of Unit Holders—Distribution of Interest and Principal.”
(3)	A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.
(4)	The cost to investors represents the public offering price (exclusive of interest) computed on 5,000 Units of the Intermediate Term Trust, 5,000 Units of the National Trust (Insured) and 7,000 Units of the National Trust, on the basis set forth in Part B, “Public Offering—Offering Price,” plus estimated organization costs.
(5)	Sales charge of 3.70%, 4.70% and 4.70% computed on 5,000 Units of the Intermediate Term Trust, 5,000 Units of the National Trust (Insured) and 7,000 Units of the National Trust, respectively, on the basis set forth in Part B, “Public Offering—Offering Price.”
(6)	The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates. The Evaluator determines the price for each underlying bond included in each Trust’s Portfolio of Securities on the basis set forth in Part B, “Public Offering—Offering Price.”

TAX EXEMPT SECURITIES TRUST

STATEMENTS OF FINANCIAL CONDITION

AS OF DATE OF DEPOSIT, DECEMBER 2, 2003

	TRUST PROPERTY
	New Jersey Trust 173	New York Trust 238
Investment in Tax-Exempt Securities:
Bonds represented by purchase contracts backed by letter of credit (1)	$2,507,647	$2,552,595
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	31,567	35,951
Cash (3)	6,250	6,250

Total	$2,545,464	$2,594,796

	LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities:
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	$31,567	$35,951
Reimbursement to Sponsor for Organization Costs (3)	6,250	6,250

	37,817	42,201

Interest of Unit Holders:
Units of fractional undivided interest outstanding (New Jersey Trust 173: 2,500; New York Trust 238: 2,500) Cost to investors (4)	2,637,575	2,684,750
Less—Gross underwriting commission (5)	123,678	125,905
Less—Organization Costs (3)	6,250	6,250

Net amount applicable to investors	2,507,647	2,552,595

Total	$2,545,464	$2,594,796

(1)	Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 p.m. on December 2, 2003, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, “Public Offering—Offering Price.” Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $25,000,000 which was deposited with the Trustee for the purchase of $22,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $22,211,117 plus $242,521 representing accrued interest thereon through the Date of Deposit.
(2)	The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit Holder of record on such date, as set forth in Part B, “Rights of Unit Holders—Distribution of Interest and Principal.”
(3)	A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.
(4)	The cost to investors represents the public offering price (exclusive of interest) computed on 2,500 Units of the New Jersey Trust and 2,500 Units of the New York Trust, on the basis set forth in Part B, “Public Offering—Offering Price,” plus estimated organization costs.
(5)	Sales charge of 4.70% computed on 2,500 Units of the New Jersey Trust and 2,500 Units of the New York Trust, respectively, on the basis set forth in Part B, “Public Offering—Offering Price.”
(6)	The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates. The Evaluator determines the price for each underlying bond included in each Trust’s Portfolio of Securities on the basis set forth in Part B, “Public Offering—Offering Price.”

TAX EXEMPT SECURITIES TRUST

INTERMEDIATE TERM TRUST 71—PORTFOLIO OF SECURITIES

AS OF DECEMBER 2, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$125,000	Goodyear, Arizona, Community Facilities, Utilities District No. 1, General Obligation Bonds, ACA Insured, 4.60% Due 7/15/2015	A	7/15/13 @ 100	$126,938	4.400%	$5,750

2.	500,000	Maricopa County, Arizona, Industrial Development Authority, Correctional Facilities Revenue Bonds, Phoenix West Prison, ACA Insured, 5.00% Due 7/1/2016	A	7/1/12 @ 100 SF 7/1/13 @ 100	517,615	4.500	25,000

3.	500,000	Broward County, Florida, Resource Recovery Revenue Bonds, Wheelabrator South, 4.50% Due 6/1/2011	AA–	12/1/08 @ 101	524,080	3.600	22,500

4.	500,000	Miami, Florida, Health Facilities Authority, Health System Revenue Bonds, Catholic Health East, 4.40% Due 11/15/2013	A	—	504,005	4.300	22,000

5.	205,000	Marietta, Georgia, Development Authority Revenue Bonds, Student Housing, 4.00% Due 9/15/2013	A2*	—	204,793	4.012	8,200

6.	465,000	Sedgwick County, Kansas, Unified School District # 259, General Obligation Bonds, Wichita, Kansas, FSA Insured, 2.50% Due 10/1/2017	AAA	10/1/12 @ 100	380,542	4.250	11,625

7.	500,000	Minnesota State Higher Educational Facilities Authority Revenue Bonds, St. Thomas University, 3.625% Due 10/1/2012	A2*	10/1/09 @ 100	497,180	3.700	18,125

8.	100,000	New York City, New York, General Obligation Bonds, 4.30% Due 8/1/2013	A	—	103,190	3.900	4,300

TAX EXEMPT SECURITIES TRUST

INTERMEDIATE TERM TRUST 71—PORTFOLIO OF SECURITIES

AS OF DECEMBER 2, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

9.	$210,000	New York City, New York, General Obligation Bonds, 4.25% Due 3/15/2010	A	—	$220,624	3.350%	$8,925

10.	200,000	New York State Urban Development Corporation Revenue Bonds, Correctional Capital Facilities, 5.00% Due 1/1/2013	AA–	1/1/08 @ 102	212,810	3.750	10,000

11.	195,000	Dormitory Authority of the State of New York Revenue Bonds, Brooklyn Law School, Radian Insured, 5.50% Due 7/1/2015	AA	7/1/13 @ 100	216,442	4.100	10,725

12.	400,000	Tobacco Settlement Authority, New York, Tobacco Settlement Asset-Backed Bonds, 4.00% Due 6/1/2012	AA–	—	399,600	4.014	16,000

13.	500,000	Allegheny County, Pennsylvania, Hospital Development Authority Revenue Bonds, University of Pittsburgh Medical Center, 5.25% Due 6/15/2013	A	—	534,810	4.350	26,250

14.	250,000	Rhode Island Housing & Mortgage Finance Corporation Revenue Bonds, 4.00% Due 4/1/2013	AA+	10/1/12 @ 100	252,775	3.850	10,000

15.	100,000	Anson, Texas, Educational Facilities Corporation, Student Housing Revenue Bonds, The University of Texas at Dallas-Waterview Park Project, ACA Insured, 3.90% Due 1/1/2012	A	—	99,313	4.000	3,900

16.	250,000	Wisconsin Health and Educational Facilities Authority Revenue Bonds, Wheaton Franciscan Services, 5.00% Due 8/15/2013	A	—	263,747	4.300	12,500

	$5,000,000				$5,058,464		$215,800

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 381 (INSURED)—PORTFOLIO OF SECURITIES

AS OF DECEMBER 2, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$500,000	Golden State, California, Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds, CIFG Insured, 5.50% Due 6/1/2043	AAA	6/1/13 @ 100 SF 6/1/39 @ 100	$524,500	4.850%	$27,500

2.	250,000	Los Angeles, California, Department of Water and Power, Waterworks Revenue Bonds, FGIC Insured, 5.125% Due 7/1/2041	AAA	7/1/11 @ 100 SF 7/1/33 @ 100	255,900	4.750	12,812

3.	325,000	St. Lucie West Services District, Florida, Special Assessment Revenue Bonds, Port St. Lucie Water Management Benefit, MBIA Insured, 5.25% Due 5/1/2025	AAA	5/1/09 @ 102 SF 5/1/12 @ 100	341,253	4.450	17,063

4.	100,000	Georgia Municipal Association Inc., Certificates of Participation, City Court of Atlanta Project, AMBAC Insured, 5.25% Due 12/1/2026	AAA	6/1/12 @ 101 SF 12/1/22 @ 100	104,564	4.650	5,250

5.	250,000	Chicago, Illinois, O’Hare International Airport Revenue Bonds, CIFG Insured, 4.75% Due 1/1/2029	AAA	1/1/14 @ 100 SF 1/1/25 @ 100	248,180	4.800	11,875

6.	500,000	Massachusetts State Turnpike Authority, Metropolitan Highway System Revenue Bonds, AMBAC Insured, 4.75% Due 1/1/2034	AAA	1/1/09 @ 101 SF 1/1/30 @ 100	496,025	4.800	23,750

7.	250,000	Michigan State Strategic Fund, Pollution Control Revenue Bonds, Detroit Edison Company, XLCA Insured, 5.45% Due 9/1/2029	AAA	9/1/11 @ 100	265,373	4.500	13,625

8.	125,000	Passaic Valley, New Jersey, Sewer Commissioners, Sewer System Revenue Bonds, FGIC Insured, 2.50% Due 12/1/2032	Aaa*	12/1/13 @ 100 SF 12/1/26 @ 100	83,960	4.550	3,125

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 381 (INSURED)—PORTFOLIO OF SECURITIES

AS OF DECEMBER 2, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

9.	$200,000	Pennsylvania State Turnpike Commission Registration Fee Revenue Bonds, AMBAC Insured, 5.00% Due 7/15/2041	AAA	7/15/11 @ 101 SF 7/15/34 @ 100	$203,814	4.750%	$10,000

10.	300,000	Texas State Turnpike Authority, Central Texas Turnpike System Revenue Bonds, AMBAC Insured, 5.50% Due 8/15/2039	AAA	8/15/12 @ 100	320,271	4.550	16,500

11.	500,000	City of Austin, Texas, Subordinate Lien Revenue Refunding Bonds, MBIA Insured, 4.25% Due 5/15/2028	AAA	5/15/08 @ 101 SF 5/15/21 @ 100	467,490	4.700	21,250

12.	600,000	Austin, Texas, Community College District, General Obligation Bonds, AMBAC Insured, 4.375% Due 8/1/2033	AAA	8/1/13 @ 100 SF 8/1/29 @ 100	564,366	4.750	26,250

13.	250,000	Harris County, Houston, Texas, Sports Authority, Special Revenue Bonds, MBIA Insured, 5.25% Due 11/15/2040	AAA	11/15/11 @ 100 SF 11/15/31 @ 100	260,715	4.600	13,125

14.	100,000	Jefferson County, Texas, General Obligation Bonds, FGIC Insured, 5.25% Due 8/1/2025	AAA	8/1/12 @ 100 SF 8/1/24 @ 100	104,595	4.600	5,250

15.	500,000	Jefferson County, Texas, Health Development Corporation Baptist Hospital Revenue Bonds, AMBAC Insured, 5.50% Due 8/15/2041	AAA	8/15/11 @ 100 SF 2/15/23 @ 100	528,875	4.600	27,500

16.	150,000	Lower Colorado River Authority, Texas, Revenue Bonds, MBIA Insured, 5.00% Due 5/15/2031	AAA	5/15/13 @ 100 SF 5/15/25 @ 100	152,254	4.800	7,500

17.	100,000	Seattle, Washington, Municipal Light & Power Revenue Bonds, FSA Insured, 5.125% Due 3/1/2026	AAA	3/1/11 @ 100 SF 3/1/23 @ 100	103,197	4.600	5,125

	$5,000,000				$5,025,332		$247,500

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 382—PORTFOLIO OF SECURITIES

AS OF DECEMBER 2, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$250,000	Goodyear, Arizona, Community Facilities, Utilities District No. 1, General Obligation Bonds, ACA Insured, 5.35% Due 7/15/2028	A	7/1/13 @ 100 SF 7/15/25 @ 100	$249,745	5.357%	$13,375

2.	155,000	California Statewide Communities Development Authority Revenue Bonds, EAH-East Campus Apartment, ACA Insured, 5.625% Due 8/1/2034	A	8/1/12 @ 100 SF 8/1/23 @ 100	160,630	5.100	8,719

3.	250,000	Commerce, California, Joint Powers Finance Authority Revenue Bonds, Redevelopment Project, Radian Insured, 5.00% Due 8/1/2035	AA	8/1/13 @ 100	248,018	5.050	12,500

4.	250,000	Contra Costa County, California, Public Finance Authority, Tax Allocation Revenue Bonds, Radian Insured, 5.85% Due 8/1/2033	AA	8/1/13 @ 100 SF 8/1/15 @ 100	271,095	4.750	14,625

5.	750,000	Independent Cities, California, Lease Financing Authority, Lease Revenue Bonds, Mobile Home—Caritas, ACA Insured, 5.375% Due 8/15/2040	A	8/15/13 @ 100 SF 8/15/34 @ 100	754,162	5.300	40,313

6.	250,000	City of La Verne, California, Brethren Hillcrest Homes, Revenue Certificates of Participation, ACA Insured, 5.60% Due 2/15/2033	A	2/15/13 @ 101 SF 2/15/25 @ 100	258,390	5.200	14,000

7.	750,000	Colorado Housing & Finance Authority Revenue Bonds, Multi-Family Project, 5.30% Due 10/1/2042	AA	10/1/12 @ 100 SF 4/1/33 @ 100	771,240	4.900	39,750

8.	250,000	Passaic Valley, New Jersey, Sewer Commissioners, Sewer System Revenue Bonds, FGIC Insured, 2.50% Due 12/1/2032	Aaa*	12/1/13 @ 100 SF 12/1/26 @ 100	167,920	4.550	6,250

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 382—PORTFOLIO OF SECURITIES

AS OF DECEMBER 2, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

9.	$500,000	Clark County, Nevada, Economic Development Revenue Bonds, Alexander Dawson School Nevada Project, 5.50% Due 5/15/2029	A+	5/15/09 @ 101 SF 5/15/24 @ 100	$518,030	4.900%	$27,500

10.	750,000	Mahoning County, Ohio, Hospital Facilities Revenue Bonds, Forum Health Obligated Group, 6.00% Due 11/15/2032	A–	11/15/12 @ 101 SF 11/15/29 @ 100	784,275	5.400	45,000

11.	445,000	South Carolina Educational Facilities Authority Revenue Bonds, Benedict College, Radian Insured, 5.625% Due 7/1/2031	AA	7/1/12 @ 102 SF 7/1/23 @ 100	473,262	4.850	25,031

12.	150,000	Greenville County, South Carolina, School District Revenue Bonds, Installment Purpose Building, Equity Sooner Tomorrow, 5.50% Due 12/1/2028	AA–	12/1/12 @ 101 SF 12/1/23 @ 100	157,455	4.900	8,250

13.	750,000	Austin, Texas, Convention Enterprises, Inc., Convention Center Hotel Revenue Bonds, 5.75% Due 1/1/2032	Aa3*	1/1/11 @ 100 SF 1/1/24 @ 100	794,617	4.750	43,125

14.	750,000	Fort Bend County, Texas, Utilities District # 116, Radian Insured, 4.50% Due 9/1/2027	AA	9/1/12 @ 100 SF 9/1/24 @ 100	718,275	4.800	33,750

15.	750,000	Wisconsin Health and Educational Facilities Authority Revenue Bonds, Aurora Health Care, Inc., 5.60% Due 2/15/2029	A–**	2/15/09 @ 101 SF 2/15/21 @ 100	739,965	5.700	42,000

	$7,000,000				$7,067,079		$374,188

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

NEW JERSEY TRUST 173—PORTFOLIO OF SECURITIES

AS OF DECEMBER 2, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$500,000	New Jersey Educational Facilities Authority Revenue Bonds, Stevens Institute of Technology Revenue Bonds, 5.25% Due 7/1/2032	A–	7/1/13 @ 100 SF 7/1/23 @ 100	$513,230	4.900%	$26,250

2.	300,000	New Jersey Health Care Facilities, Financing Authority, Health System Revenue Bonds, Catholic Health East Issue, 5.375% Due 11/15/2033	A	11/15/12 @ 100 SF 11/15/24 @ 100	306,945	5.050	16,125

3.	325,000	New Jersey Health Care Facilities, Financing Authority Revenue Bonds, Kennedy Health System, 5.625% Due 7/1/2031	A3*	7/1/11 @ 100 SF 7/1/22 @ 100	338,712	4.950	18,281

4.	250,000	New Jersey Sports & Exposition Authority Revenue Bonds, 4.50% Due 9/1/2023	AA–	9/1/13 @ 100 SF 9/1/19 @ 100	245,173	4.650	11,250

5.	375,000	Bayonne, New Jersey, Municipal Utilities Authority, Sewer System Revenue Bonds, FGIC Insured, 5.00% Due 4/1/2033	AAA	4/1/13 @ 100 SF 4/1/24 @ 100	384,821	4.650	18,750

6.	125,000	Passaic Valley, New Jersey, Sewer Commissioners, Sewer System Revenue Bonds, FGIC Insured, 2.50% Due 12/1/2032	Aaa*	12/1/13 @ 100 SF 12/1/26 @ 100	83,960	4.550	3,125

7.	500,000	The Port Authority of New York and New Jersey, Consolidated Revenue Bonds, 5.00% Due 9/1/2038	AA–	9/1/13 @ 101 SF 9/1/38 @ 100	508,865	4.800	25,000

8.	125,000	Puerto Rico Highways and Transportation Authority, Transportation Revenue Bonds, 5.00% Due 7/1/2042	A	7/1/13 @ 100 SF 7/1/34 @ 100	125,941	4.900	6,250

	$2,500,000				$2,507,647		$125,031

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

NEW YORK TRUST 238—PORTFOLIO OF SECURITIES

AS OF DECEMBER 2, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$315,000	New York City, New York, General Obligation Bonds, 5.375% Due 3/1/2027	A	3/1/13 @ 100 SF 3/1/26 @ 100	$328,375	4.800%	$16,931

2.	100,000	New York City, New York, Culture Resources Revenue Bonds, Museum of Modern Art, AMBAC Insured, 5.125% Due 7/1/2031	AAA	7/1/12 @ 100 SF 7/1/24 @ 100	103,684	4.600	5,125

3.	350,000	New York City, New York, Municipal Water Finance Authority, Water and Sewer System Revenue Bonds, 5.00% Due 6/15/2034	AA	6/15/13 @ 100	355,299	4.800	17,500

4.	350,000	New York City, New York, Transitional Finance Authority, Future Tax Secured Bonds, 5.00% Due 5/1/2030	AA+	11/1/11 @101 SF 5/1/27 @ 100	355,012	4.800	17,500

5.	190,000	New York City, New York, Transitional Finance Authority, Future Tax Secured Bonds, 5.00% Due 5/1/2026	AA+	11/1/11 @ 101 SF 11/1/12 @ 100	193,413	4.750	9,500

6.	150,000	Dormitory Authority of the State of New York Revenue Bonds, Lenox Hill Hospital Obligated Group, 5.50% Due 7/1/2030	A3*	7/1/11 @ 101 SF 7/1/21 @ 100	155,175	5.000	8,250

7.	200,000	Dormitory Authority of the State of New York Revenue Bonds, Memorial Sloan Kettering Center, 5.00% Due 7/1/2034	AA	7/1/13 @ 100 SF 7/1/31 @ 100	203,036	4.800	10,000

8.	150,000	Metropolitan Transportation Authority, New York, Transportation Revenue Bonds, 5.125% Due 1/1/2029	AA–	7/1/12 @ 100 SF 1/1/26 @ 100	153,390	4.800	7,687

TAX EXEMPT SECURITIES TRUST

NEW YORK TRUST 238—PORTFOLIO OF SECURITIES

AS OF DECEMBER 2, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

9.	130,000	The Port Authority of New York and New Jersey, Consolidated Revenue Bonds, FGIC Insured, 4.375% Due 10/1/2033	AAA	11/1/05 @ 101 SF 10/1/27 @ 100	$124,255	4.650%	$5,688

10.	220,000	Tobacco Settlement Authority, New York, Tobacco Settlement Asset-Backed Bonds, 5.50% Due 6/1/2022	AA–	6/1/13 @ 100	233,358	4.700	12,100

11.	345,000	Puerto Rico Highways and Transportation Authority, Transportation Revenue Bonds, 5.00% Due 7/1/2042	A	7/1/13 @ 100 SF 7/1/34 @ 100	347,598	4.900	17,250

	$2,500,000				$2,552,595		$127,531

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

NOTES TO PORTFOLIOS OF SECURITIES

(1)	For a description of the meaning of the applicable rating symbols as published by Standard & Poor’s Ratings Group, a division of McGraw-Hill Companies, Inc., Moody’s Investors Service(*) and Fitch Ratings(**), see Part B, “Bond Ratings.”

(2)	There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par. “SF” indicates a sinking fund has been or will be established with respect to an issue of Bonds. The prices at which Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. Certain Bonds in a Portfolio, including Bonds listed as not being subject to redemption provisions, may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provision under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. For example, see discussion of obligations of housing authorities in Part B, “Tax Exempt Securities Trust—Risk Factors.”

(3)	Contracts to purchase Bonds were entered into during the period October 8, 2003, through December 2, 2003, with settlement dates on or before December 8, 2003. The Profit to the Sponsor on Deposit totals $40,078 for the Intermediate Term Trust, $62,907 for the National Trust (Insured), $83,972 for the National Trust, $24,040 for the New Jersey Trust and $21,818 for the New York Trust.

(4)	Evaluation of the Bonds by the Evaluator is made on the basis of current offering prices for the Bonds. The current offering prices of the Bonds are greater than the current bid prices of the Bonds. The Redemption Price per Unit and the public offering price of the Units in the secondary market are determined on the basis of the current bid prices of the Bonds. (See Part B, “Public Offering—Offering Price” and “Rights of Unit Holders—Redemption of Units.”) Yield on Date of Deposit was computed on the basis of offering prices on the Date of Deposit. On December 2, 2003, the aggregate bid price of the Bonds was $5,033,464 for the Intermediate Term Trust, $4,990,332 for the National Trust (Insured), $6,997,080 for the National Trust, $2,490,147 for the New Jersey Trust and $2,535,095 for the New York Trust.

PROSPECTUS—Part B:

Note that Part B of this Prospectus may not be

distributed unless accompanied by Part A.

TAX EXEMPT SECURITIES TRUST

The Trusts

For over 20 years, Tax Exempt Securities Trust has specialized in quality municipal bond investments designed to meet a variety of investment objectives and tax situations. Tax Exempt Securities Trust is a convenient and cost effective alternative to individual bond purchases. Each Trust is one of a series of similar but separate unit investment trusts. A unit investment trust provides many of the same benefits as individual bond purchases. However, while receiving many of the benefits, the holder of Units (the “Holder”) avoids the complexity of analyzing, selecting and monitoring a multi-bond portfolio. Each Trust is also created under the laws of the State of New York by a Trust Indenture and Agreement and related Reference Trust Agreement dated the Date of Deposit (collectively, the “Trust Agreement”), of Citigroup Global Markets Inc., as Sponsor, JPMorgan Chase Bank, as Trustee, and Standard & Poor’s Securities Evaluations, Inc., as Evaluator. Each Trust containing Bonds of a State for which such Trust is named (a “State Trust”) and each National or Intermediate Term Trust is referred to herein as the “Trust” and together they are referred to as “Trusts.” On the Date of Deposit, the Sponsor deposited contracts and funds (represented by a certified check or checks and/or an irrevocable letter or letters of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the “Bonds”) and/or Units of preceding Series of Tax Exempt Securities Trust (the “Deposited Units”). The Bonds and Deposited Units (if any) are referred to herein collectively as the “Securities.” After the deposit of the Securities and the creation of the Trusts, the Trustee delivered to the Sponsor registered certificates of beneficial interest (the “Certificates”) representing the units (the “Units”) comprising the entire ownership of each Trust. These Units are now being offered pursuant to this Prospectus. References to multiple Trusts herein should be read as references to a single Trust if Part A indicates the creation of only one Trust.

Objectives

The objectives of each Trust are tax-exempt income and conservation of capital through an investment in a diversified portfolio of municipal bonds. There is no guarantee that a Trust’s objectives will be achieved.

Portfolio

The Sponsor’s investment professionals select Bonds for the Trust portfolios from among the 200,000 municipal bond issues that vary according to bond purpose, credit quality and years to maturity. The following factors, among others, were considered in selecting the Bonds for each Trust:

•	whether the interest on the Bonds selected would be exempt from federal and/or state income taxes imposed on the Holders;

•	for an uninsured Trust, whether the Bonds were rated “A” or better by a major bond rating agency;

•	for an insured Trust, whether the Bonds were rated “AAA” or its equivalent by a major bond rating agency;

•	the maturity dates of the Bonds (including whether such Bonds may be called or redeemed prior to their stated maturity);

•	the diversity of the types of Bonds; and

•	the cost of the Bonds relative to what the Sponsor believes is their value.

An Intermediate Term Trust will have a dollar-weighted average portfolio maturity of more than three years but no more than eleven years from the Date of Deposit. An Intermediate Term Trust (Limited Term) will have a dollar-weighted portfolio maturity of more than three years but no more than eight years from the Date of Deposit. A National Trust (Intermediate/Long Series) will have a dollar-weighted average portfolio maturity of more than eleven years but no more than fifteen years from the Date of Deposit. A National or State Trust not specified as to term will have a dollar weighted average portfolio maturity of more than ten years from the Date of Deposit.

The Units

Each Unit in a Trust represents a fractional undivided interest in the principal and net income of such Trust. If any Units are redeemed after the date of this Prospectus, the principal amount of Bonds in the Trust will be reduced by an amount allocable to redeemed Units. Also, the fractional undivided interest in the Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed or until the termination of the Trust.

RISK FACTORS

An investment in Units is subject to the following risks.

Failure of Issuers to Pay Interest and/or Principal

The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Trust’s Units. The bond ratings assigned by major rating organizations are an indication of the issuer’s ability to make interest and principal payments when due on its bonds. Subsequent to the date of deposit the rating assigned to a bond may decline. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any bond.

Original Issue Discount Bonds and Zero Coupon Bonds

Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of current interest. For federal income tax purposes, original issue discount on such bonds must be accrued over the terms of such bonds. On sale or redemption, the difference between (i) the amount realized (other than amounts treated as tax-exempt income), and (ii) the tax basis of such bonds (properly adjusted for the accrual of original issue discount) will be treated as taxable income, gain or loss. See “Taxes” herein.

“When Issued” and “Delayed Delivery” Bonds

Certain Bonds in a Trust may have been purchased by the Sponsor on a “when issued” basis. Bonds purchased on a “when issued” basis have not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed (“delayed delivery”) or may not occur. The effect of a Trust containing “delayed delivery” or “when issued” Bonds is that Holders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account for interest accruing on such “when issued” or “delayed delivery” Bonds during the time between the Holders purchase of Units and delivery of such Bonds to a Trust. Such adjustment has been taken into account in computing the Estimated Current Return and Estimated Long-Term Return set forth herein, which is slightly lower than Holders may receive after the first year. To the extent that the delivery of such Bonds is delayed beyond their respective expected delivery dates, the Estimated Current Return and Estimated Long-Term Return for the first year may be lower than indicated in the “Summary of Essential Information” in Part A.

Redemption or Sale Prior to Maturity

Most of the Bonds in the Portfolio of a Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. The Bonds may also be subject to special or extraordinary call provisions. Certain of the Bonds may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Holders and will not be reinvested. Thus, no assurance can be given that a Trust will retain for any length of time its present size and composition. To the extent that a Bond was deposited in a Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Monthly distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

Market Discount

The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest coupons of such Bonds are at lower rates than the current market interest rate for comparably rated Bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt Bond will have a larger portion of its total return in the form of taxable ordinary income (because market discount income is taxable ordinary income) and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. See “Taxes” herein.

Failure of a Contract to Purchase Bonds

In the event that any contract for the purchase of any Bond fails, the Sponsor is authorized under the Trust Agreement to instruct the Trustee to acquire other securities (the “Replacement Bonds”) for inclusion in the Portfolio of the affected Trust. However, in order for the Trustee to acquire any Replacement Bonds, they must be deposited not later than the earlier of (i) the first monthly Distribution Date of the Trust or (ii) 90 days after such Trust was established. The cost and aggregate principal amount of a Replacement Bond may not exceed the cost and aggregate principal amount of the Bond which it replaces. In addition, a Replacement Bond must:

•	be a tax-exempt bond;

•	have a fixed maturity or disposition date comparable to the Bond it replaces;

•	be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the Bond which it replaces;

•	be purchased within twenty days after delivery of notice of the failed contracts;

•	for an uninsured Trust, be rated in a category of A or better by a major rating organization; and

•	for an insured Trust, be rated AAA or its equivalent by a major rating organization.

Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Holders of such Trust of the acquisition of the Replacement Bond.

In the event that a contract to purchase any of the Bonds fails and Replacement Bonds are not acquired, the Trustee will, not later than the second monthly Distribution Date, distribute to Holders the funds attributable to the failed contract. The Sponsor will, in such a case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Bonds, the remaining moneys will be distributed to Holders not later than the second monthly Distribution Date. Moreover, the failed contract may reduce the Estimated Net Annual Income per Unit, and may lower the Estimated Current Return and Estimated Long-Term Return of the affected Trust.

Risks Inherent in an Investment in Different Types of Bonds

The Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. The two principal classifications of Bonds are “general obligation” and “revenue” bonds. General obligation bonds are secured by the issuer’s pledge of its faith, credit and taxing power for the payment of principal and interest. The principal and interest on revenue bonds are payable from the income of specific projects or authorities, such as hospital facilities or transit authorities, and generally are not supported by the issuer’s taxing power. In addition, certain kinds of “private activity bonds” are issued by public authorities to provide funding for various privately operated industrial facilities (“industrial development revenue bonds”). A Trust is considered to be “concentrated” in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

General Obligation Bonds. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity’s credit will depend on many factors. Some such factors are the entity’s tax base, the extent to which the entity relies on federal or state aid, and other factors which are beyond the entity’s control.

Industrial Development Revenue Bonds (“IDRs”). IDRs including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

Single Family and Multi-Family Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a Holder purchased Units, any prepayment at par would result in a loss of capital to the Holder and reduce the amount of income that would otherwise have been paid to Holders.

Power Facility Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility’s services and the cost of providing those services. Utilities are also subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility’s results of operations. The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of “no growth” zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

University and College Bonds. The ability of universities and colleges to meet their obligations is dependent upon various factors. Some of these factors, of which an investor should be aware, are the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution’s ability to make payments on its own.

Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

Capital Improvement Facility Bonds. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation on the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires more waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

Moral Obligation Bonds. The Trust may also include “moral obligation” bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation or debt of the state. The agencies or authorities generally have no taxing power.

Refunded Bonds. Refunded Bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The Sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

Special Tax Bonds. Special tax bonds are payable from and secured by the revenues derived by a municipality from a particular tax. Examples of such special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Therefore, payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Such payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: reduction of, or a less than anticipated increase in, taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

Tobacco Settlement Revenue Bonds. Tobacco Settlement Revenue Bonds are secured by a state or local government’s proportionate share in the Master Settlement Agreement (“MSA”). The MSA is an agreement, reached out of court in November 1998 between the attorneys general of 46 states (Florida, Minnesota, Mississippi and Texas all settled independently) and six other U.S. jurisdictions (including the District of Columbia, Puerto Rico and Guam), and the four largest U.S. tobacco manufacturers (Philip Morris, RJ Reynolds, Brown & Williamson, and Lorillard). Subsequently 34 smaller tobacco manufacturers signed on to the MSA, bringing the current combined market share of participating tobacco manufacturers to approximately 99%. The MSA basically provides for payments annually by the manufacturers to the states and jurisdictions in perpetuity, in exchange for releasing all claims against the manufacturers and a pledge of no further litigation. The MSA established a base payment schedule and a formula for adjusting payments each year. Manufacturers pay into a master escrow trust based on their market share, and each state receives a fixed percentage of the payment as set forth in the MSA. Annual payments are highly dependent on annual domestic cigarette shipments and inflation, as well as several other factors. As a result, payments made by tobacco manufacturers could be negatively impacted by a decrease in tobacco consumption over time. A market share loss by the MSA companies to non-MSA participating manufacturers would also cause a downward adjustment in the payment amounts. A participating manufacturer filing for bankruptcy could cause delays or reductions in bond payments.

Certain Tobacco Settlement Revenue Bonds are issued with “turbo” redemption features. Under the turbo structure, all available excess revenues are applied as an early redemption to the designated first turbo maturity until it is completely repaid, and then to the next turbo maturity until paid in full, and so on. The result is that the returned principal creates an average maturity that could be much shorter than the legal final maturity.

Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Therefore, additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

Convention Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

Correctional Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

Puerto Rico Bonds. Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in the Commonwealth of Puerto Rico (“Puerto Rico” or the “Commonwealth”). These Bonds will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is fully integrated with that of the mainland United States. During fiscal year 2002 (July 2001 through June 2002), approximately 89% of Puerto Rico’s exports went to the United States mainland, which was also the source of approximately 50% of Puerto Rico’s imports.

Puerto Rico has a diversified economy with manufacturing and services comprising its principal sectors. In fiscal year 2002, gross product was $45.2 billion ($35.2 billion in 1996 prices) compared to $44.2 billion ($35.3 billion in 1996 prices) for fiscal year 2001. This represents a nominal increase in gross product from fiscal year 2001 to 2002 of 2.3% (-0.2% in 1996 prices). The performance of the economy during the fiscal year 2002 was affected primarily by the performance of the United States economy, the level of transfer payments, and the level of oil prices and interest rates.

The Planning Board’s real gross product forecast for fiscal year 2003, made in February 2003, projects an increase of 1.7%. The performance of the Puerto Rico economy during the balance of fiscal year 2003 and fiscal year 2004 may be adversely affected by a drawn out conflict with Iraq, the occurrence of terrorist acts and sustained high oil prices. To mitigate the impact of high oil prices, the Electric Power Authority has instituted a hedging program with respect to a portion (around 8%) of its oil supply. The hedging contracts expire in June 2004.

Preliminary Revenues and Expenditures for Fiscal Year 2002 and Approved Budget for Fiscal Year 2003. For the fiscal year ended June 30, 2002, preliminary General Fund revenues were $7.50 billion, which is $540 million or 7.8% higher than General Fund revenues during fiscal year 2001, and $37 million higher than originally budgeted revenues for this period.

Expenditures for the 2002 fiscal year, on the other hand, are estimated to be $7.64 billion, which is $140 million or 1.9% higher than the $7.50 billion estimated revised budget for the fiscal year, which revised budget is based on preliminary General Fund revenues for the fiscal year. The Commonwealth expects to cover these additional expenditures with $120 million of reserve funds from the Commonwealth’s Budgetary Fund and with $20 million of unused funds from certain agencies that have operating surpluses.

The approved budget for fiscal year 2003 (which commenced on July 1, 2002) includes General Fund expenditures of $7.84 billion, which is $373 million or 5.0% higher than the $7.47 billion originally budgeted for fiscal year 2002. General Fund revenues for fiscal year 2003 are projected to be $7.84 billion.

Ratings. On May 30, 2002, Standard & Poor’s lowered the Commonwealth’s debt rating from “A” to “A-.” Standard & Poor’s stated that the downgrade reflected five years of deficit operations and the use of deficit financing and back loading of debt to eliminate a large accumulated operating deficit. On December 11, 2002, Standard & Poor’s also placed its ratings and underlying ratings on the Commonwealth’s outstanding debt on Credit Watch with negative implications, reflecting concerns of its general ability to enforce appropriate accounting, fiscal and management controls.

The preceding discussion provides only a brief summary of economic factors that may affect the market values of Puerto Rico municipal obligations. There can be no assurance that current or future economic difficulties in the United States or Puerto Rico and the resulting impact on Puerto Rico will not adversely affect the market value of Puerto Rico municipal obligations held by the Trust or the ability of particular issuers to make timely payments of debt service on these obligations. The information provided in this section is largely based on information drawn from Official Statements relating to securities offerings of Puerto Rico municipal obligations as of the date of this Prospectus. The Sponsor has not independently verified the accuracy and completeness of the information contained in such Official Statements.

Insurance

All of the bonds in an insured Trust are, and certain bonds in an uninsured Trust (the “Insured Bonds”) may be, insured or guaranteed by American Capital Access Corporation (“ACA”), Ambac Assurance Corporation (“AMBAC”), CIFG Group (“CIFG”), Financial Guaranty Insurance Company (“FGIC”), Financial Security Assurance Inc. (“FSA”), MBIA Insurance Corporation (“MBIA”), Radian Asset Assurance Inc. (“Radian”) or XL Capital Insurance Inc. (“XLCA”) (collectively, the “Insurance Companies”). Insurance policies generally make payments only according to a bond’s original payment schedule and do not make early payments when a bond defaults or becomes taxable. Although the federal government does not regulate the insurance business, various state laws and federal initiatives and tax law changes could significantly affect the insurance business. The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor’s or another acceptable national rating service. Standard & Poor’s has assigned an A claims-paying ability to ACA and an AA claims-paying ability to Radian. All of the bonds in an insured Trust will be insured or guaranteed by a AAA-rated insurer as of the Date of Deposit. The ratings are subject to change at any time at the discretion of the rating agencies.

The cost of this insurance is borne either by the issuers or previous owners of the bonds. The Sponsor does not insure the bonds in conjunction with their deposit in a Trust and makes no representations with regard to the adequacy of the insurance covering any of the Insured Bonds. The insurance policies are non- cancellable and will continue in force so long as the bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on the Insured Bonds. However, the insurance policies do not guarantee the market value of the Insured Bonds or the value of the Units. The above information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.

Litigation and Legislation

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from regular federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

Tax Exemption

From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. See “Taxes” herein for a more detailed discussion concerning the tax consequences of an investment in Units. Holders are urged to consult their own tax advisers.

TAXES

This is a general discussion of some of the income tax consequences of the ownership of the Units. It applies only to investors who hold the Units as capital assets. It does not discuss rules that apply to investors subject to special tax treatment, such as securities dealers, financial institutions, insurance companies, tax-exempt organizations or anyone who holds the Units as part of a hedge or straddle.

The Bonds

In the opinions of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds), the interest on the Bonds is excludable from gross income for regular federal income tax purposes under the law in effect at that time (except in certain circumstances because of the identity of the holder). However, interest on the Bonds may be subject to state and local taxes. The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made and will not make any review of the procedures for the issuance of the Bonds or the basis for these opinions.

In the opinions of bond counsel referred to above, none of the interest received on the Bonds at the time of issuance is subject to the alternative minimum tax for individuals. However, the interest is includible in the calculation of a corporation’s alternative minimum tax.

In the case of certain Bonds, the opinions of bond counsel indicate that interest received by a substantial user of the facilities financed with proceeds of the Bonds, or persons related thereto, will not be exempt from regular federal income tax, although interest on those Bonds received by others generally would be exempt. The term substantial user includes only a person whose gross revenue derived with respect to the facilities financed by the issuance of the Bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable areas of those facilities or for whom those facilities or a part thereof were specifically constructed, reconstructed or acquired. Related persons are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

The opinions of bond counsel are limited to the law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds. Interest on some or all of the Bonds may become subject to regular federal income tax, perhaps retroactively to their dates of issuance, as a result of possible changes in federal law or as a result of the failure of issuers (or other users of the proceeds of the bonds) to comply with certain ongoing requirements. Failure to meet these requirements could cause the interest on the Bonds to become taxable, thereby reducing the value of the Bonds, subjecting holders of the Bonds to unanticipated tax liabilities and possibly requiring the Trustee to sell the Bonds at reduced values.

The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made any investigation as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons’ outstanding tax-exempt private activity bonds, or the facilities themselves, and it is not possible to give any assurance that future events will not affect the tax-exempt status of the Bonds.

From time to time Congress considers proposals to tax the interest on state and local obligations such as the Bonds and it can be expected that similar proposals, including proposals for a flat tax or consumption tax, may be introduced in the future. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted, could adversely affect an investment in Units. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust.

As of the date of this prospectus, legislation passed in 2003 institutes lower personal income and capital gain tax rates under federal law. Under lower personal income tax rates on interest income, the benefit of the tax-exempt status of the Bonds held by the Trusts is relatively less than the benefit that would exist under higher tax rates. Investors should be aware of this change in tax rates given that the interest rates on the Bonds generally are lower than the pre-tax interest rates on similar taxable bonds.

Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.

The Trust

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law as of the date of this Prospectus:

The Trusts are not associations taxable as corporations for federal income tax purposes, and the interest on the Bonds that is excludable from federal gross income when received by the Trusts will be excludable from the federal gross income of the Holders. Any proceeds paid under the insurance policies described above issued to the Trusts with respect to the Bonds and any proceeds paid under individual policies obtained by issuers of Bonds or other parties that represent maturing interest on defaulted obligations held by the Trusts will be excludable from federal gross income to the same extent as such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations.

Each Holder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Trust under the grantor trust rules of the Code. Each Holder will be considered to have received its pro rata share of income from Bonds held by the Trust on receipt by the Trust (or earlier accrual, depending on the Holder’s method of accounting and depending on the existence of any original issue discount on the Bonds), and each Holder will have a taxable event when an underlying Bond is disposed of (whether by sale, redemption, or payment at maturity) or when the Holder sells, exchanges or redeems its Units.

The opinion of Paul, Hastings, Janofsky & Walker LLP, which is set forth above, as to the tax status of the Trusts is not affected by the provision of the Trust Agreement that authorizes the acquisition of Replacement Bonds or by the implementation of the option automatically to reinvest principal and interest distributions from the Trusts pursuant to the Reinvestment Programs, described under “Reinvestment Programs” in this Part B. However, reinvestment does not avoid a taxable event that otherwise occurs.

Other Tax Issues

The Trust may contain Bonds issued with original issue discount. Holders are required to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations and to increase the basis of a tax-exempt obligation by the amount of any accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982, and acquired after March 1, 1984. The Trust’s tax basis (and the Holder’s tax basis) in a Bond is increased by any tax-exempt accrued original issue discount. For Bonds issued after June 9, 1980, that are redeemed prior to maturity, the difference between the Trust’s basis, as adjusted, and the amount received will be taxable gain or loss to the Holders.

Holders should consult their own tax advisors with respect to the state and local tax consequences of owning original issue discount bonds. It is possible that in determining state and local taxes, interest on tax-exempt bonds issued with original issue discount may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

The total cost of a Unit to a Holder, including sales charge, is allocated among the Bonds held in the Trust (in proportion to the values of each Bond) in order to determine the Holder’s per Unit tax basis for each Bond. The tax basis reduction requirements of the Code relating to amortization of bond premium discussed below will apply separately to the per Unit cost of each such Bond.

A Holder will be considered to have purchased its pro rata interest in a Bond at a premium when it acquires a Unit if its tax cost for its pro rata interest in the Bond exceeds its pro rata interest in the Bond’s face amount (or the issue price plus accrued original issue discount of an original issue discount bond). The Holder will be required to amortize any premium over the period remaining before the maturity or call date of the Bond. Amortization of premium on a Bond will reduce a Holder’s tax basis for its pro rata interest in the Bond, but will not result in any deduction from the Holder’s income. Thus, for example, a Holder who purchases a Unit at a price that results in a Bond premium and resells it at the same price will recognize taxable gain equal to the portion of the premium that was amortized during the period the Holder is considered to have held such interest.

Bond premium must be amortized under the method the Holder regularly employs for amortizing bond premium (assuming such method is reasonable). With respect to a callable bond, the premium must be computed with respect to the call price and be amortized to the first call date (and successively to later call dates based on the call prices for those dates).

Gain or loss realized on a sale, maturity or redemption of the Bonds or on a sale or redemption of a Unit is includible in gross income for federal, state and local income tax purposes. That gain or loss will be capital gain or loss, assuming that the Unit is held as a capital asset, except for any accrued interest, accrued original issue discount or accrued market discount. When a Bond is sold by the Trust, taxable gain or loss will be realized by the Holder equal the difference between (i) the amount received (excluding the portion representing accrued interest) and (ii) the adjusted basis (including any accrued original issue discount). Taxable gain or loss will also result if a Unit is sold or redeemed for an amount different from its adjusted basis to the Holder. The amount received when a Unit is sold or redeemed is allocated among all the Bonds in the Trust in the same manner if the Trust had disposed of the Bonds, and the Holder may exclude accrued interest, including any accrued original issue discount, but not amounts attributable to market discount. The return of a Holder’s tax basis is otherwise a tax-free return of capital.

A Holder may acquire its Units or the Trust may acquire Bonds at a price that represents a market discount for the Bonds. Bonds purchased at a market discount tend to increase in market value as they approach maturity, when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity or sale. Gain on the disposition of a Bond purchased at a market discount generally will be treated as taxable ordinary income, rather than capital gain, to the extent of any accrued market discount.

Long-term capital gains realized by non-corporate Holders (with respect to Units and Bonds held for more than one year) will be taxed at a maximum federal income tax rate of 15% (5% if the non-corporate Holder is, and would be after accounting for such gains, eligible for the 10% or 15% tax bracket for ordinary income), while ordinary income and short-term capital gains received by non-corporate Holders will be taxed at a maximum federal income tax rate of 35%. The deductibility of capital losses is limited to the amount of capital gain; in addition, up to $3,000 of capital losses of noncorporate Holders ($1,500 in the case of married individuals filing separate returns) may be deducted against ordinary income. Since the proceeds from the sale of Bonds, under certain circumstances, may not be distributed pro-rata, a Holder’s taxable income or gain for any year may exceed its actual cash distributions in that year.

If the Trust purchases any units of a previously issued unit investment trust series, based on the opinion of counsel with respect to such series, the Trust’s pro rata ownership interest in the bonds of such series (or any previously issued series) will be treated as though it were owned directly by the Trust.

Among other things, the Code provides for the following: (1) interest on certain private activity bonds is an item of tax preference included in the calculation of alternative minimum tax, however, bond counsel has opined that none of the Bonds in the Trust are covered by this provision; (2) 75% of the amount by which adjusted current earnings (including interest on all tax-exempt bonds) exceed alternative minimum taxable income, as modified for this calculation, will be included in corporate alternative minimum taxable income; (3) subject to certain exceptions, no financial institution is allowed a deduction for interest expense allocable to tax-exempt interest on bonds acquired after August 7, 1986; (4) the amount of the deduction allowed to property and casualty insurance companies for underwriting loss is decreased by an amount determined with regard to tax-exempt interest income and the deductible portion of dividends received by such companies; (5) an issuer must meet certain requirements on a continuing basis in order for interest on a bond to be tax-exempt, with failure to meet such requirements resulting in the loss of tax exemption; and (6) the branch profits tax on U.S. branches of foreign corporations may have the effect of taxing a U.S. branch of a foreign corporation on the interest on bonds otherwise exempt from tax.

The Code provides that a portion of social security benefits is includible in taxable income for taxpayers whose “modified adjusted gross income” combined with a portion of their social security benefits exceeds a base amount. The base amount is $32,000 for a married couple filing a joint return, zero for married persons filing separate returns and not living apart at all times during the year, and $25,000 for all others. Interest on tax-exempt bonds is added to adjusted gross income for purposes of determining whether an individual’s income exceeds this base amount.

Certain S corporations, with accumulated earnings and profits from years in which they were subject to regular corporate tax, may be subject to tax on tax-exempt interest.

If borrowed funds are used by a Holder to purchase or carry Units of the Trust, interest on such indebtedness will not be deductible for federal income tax purposes. Fees and expenses of the Trust will also not be deductible. Under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for purposes of state and local taxation.

After the end of each calendar year, the Trustee will furnish to each Holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Holder and to the Internal Revenue Service. Holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.

EXPENSES AND CHARGES

Initial Expenses

Investors will reimburse the Sponsor on a per Unit basis, all or a portion of the estimated costs incurred in organizing each Trust including the cost of the initial preparation of documents relating to a Trust, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the costs incurred in establishing a Trust, as well as advertising and selling expenses and other out-of-pocket expenses will be paid at no cost to the Trusts.

Fees

The Trustee’s, Evaluator’s and Sponsor’s fees are set forth under the Summary of Essential Information. The Trustee receives for its services as Trustee payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee’s fee is based on the principal amount of Bonds contained in the Trust during the preceding month. The Trustee also receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture.

The Evaluator’s fee, which is earned for Bond evaluations, is received for each evaluation of the Bonds in a Trust as set forth under Summary of Essential Information.

The Sponsor’s fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor’s fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust. However, at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Tax Exempt Securities Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.

The fees of the Trustee, Evaluator and Sponsor may be increased without approval of Holders in proportion to increases under the classification “All Services Less Rent” in the Consumer Price Index published by the United States Department of Labor.

Other Charges

The following additional charges are or may be incurred by a Trust: all expenses of the Trustee (including fees and expenses of counsel and auditors) incurred in connection with its activities under the Trust Agreement, including reports and communications to Holders; expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust.

To the extent lawful, the Trust will also pay expenses associated with updating the Trusts’ registration statements and maintaining registration or qualification of the Units and/or a Trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust’s sponsor. Any payments received by the Sponsor reimbursing it for payments made to update the Trusts’ registration statements will not exceed the costs incurred by the Sponsor.

The Trusts shall further incur expenses associated with all taxes and other governmental charges imposed upon the Bonds or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee’s fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds in order to make funds available to pay all expenses. All direct distribution expenses of the Trusts (including the costs of maintaining the secondary market for the Trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature, will be paid at no cost to the Trusts.

PUBLIC OFFERING

Offering Price

During the initial public offering period, the Public Offering Price of the Units is determined by adding to the Evaluator’s determination of the aggregate offering price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units, as set forth in the table below. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period, the Public Offering Price of the Units of a Trust will be determined by adding to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units, as set forth in the table below. A proportionate share of accrued and undistributed interest on the Bonds in a Trust at the date of delivery of the Units to the purchaser is also added to the Public Offering Price.

The sales charge during and after the initial public offering period and the dealer concession during the initial public offering period only for the Intermediate Term Trust will be reduced as follows:

Units Purchased†	Percent of Public Offering Price	Percent of Net Amount Invested	Dealer Concession
1-99	3.70%	3.842%	$26.00
100-249	3.00%	3.093%	$22.00
250-499	2.50%	2.564%	$18.00
500-999	1.75%	1.781%	$14.00
1,000 or more	1.25%	1.266%	$10.00

The sales charge during and after the initial public offering period and the dealer concession during the initial public offering period only for the National (Insured), National, New Jersey and New York Trusts will be reduced as follows:

Units Purchased†	Percent of Public Offering Price	Percent of Net Amount Invested	Dealer Concession
1-99	4.70%	4.932%	$33.00
100-249	3.90%	4.058%	$30.00
250-499	3.00%	3.093%	$20.00
500-999	2.00%	2.041%	$15.00
1,000 or more	1.50%	1.523%	$12.00

For purposes of calculating the reduced sales charge for quantity purchases in the tables above, purchasers of units of any series of Tax Exempt Securities Trust in the primary offering period may aggregate all such purchases made on a single trade date. For example, a purchaser who on the same date buys 200 units of the Intermediate Term Trust and 200 units of the National Trust (Insured), each in the primary offering period, would be entitled to a sales charge of 2.50% of the Public Offering Price per Unit for the Intermediate Term Trust and 3.00% of the Public Offering Price per Unit for the National Trust (Insured).

The holders of units of any unit investment trust (the “Exchangeable Series”) may exchange units of the Exchangeable Series for Units of a Trust of this Series at their relative net asset values, subject to a fixed sales charge of 1.75% of the Public Offering Price per Unit for the Intermediate Term Trust (1.25% of the Public Offering Price per Unit for exchanges of 1,000 or more Units) and 2.00% of the Public Offering Price per Unit for a National or State Trust (1.50% of the Public Offering Price per Unit for exchanges of 1,000 or more Units). See “Exchange Option” herein.

The Sponsor may at any time change the amount by which the sales charge is reduced, or discontinue the discount completely.

Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units at a Public Offering Price equal to the Evaluator’s determination of the aggregate offering price of the Bonds per Unit plus a sales charge of .65%. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period such purchases may be made at a Public Offering Price equal to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit plus a sales charge of .65%. Sales through such plans to employees of the Sponsor result in less selling effort and selling expenses than sales to the general public. Participants in the Smith Barney Asset OneSM Program and in the Reinvestment Program of any series of the Trust may purchase Units at a Public Offering Price equal to the Evaluator’s determination of the aggregate offering price of the Bonds (plus cash held by the Trust for organization and offering costs) per Unit during the initial offering period and after the initial offering

† The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above tables of $1,000 for one Unit, etc. Units held in the name of the spouse or child under the age of 21 of the purchaser are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge.

period at a Public Offering Price equal to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit. Participants in the Smith Barney Asset OneSM Program are subject to certain fees for specified securities brokerage and execution services.

Method of Evaluation

During the initial public offering period, the aggregate offering price of the Bonds is determined by the Evaluator (1) on the basis of current offering prices for Bonds, (2) if offering prices are not available for any Bonds, on the basis of current offering prices for comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations are made each business day as of the Evaluation Time set forth in the Summary of Essential Information. Following the initial public offering period, the aggregate bid price of the Bonds will be determined by the Evaluator (1) on the basis of the current bid prices for the Bonds, (2) if bid prices are not available for any Bonds, on the basis of current bid prices of comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations will be made each business day as of the Evaluation Time set forth in the Summary of Essential Information. The term “business day,” as used herein shall exclude Saturdays, Sundays and any day on which the New York Stock Exchange is closed. The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount of the Bonds. In the case of actively traded securities, the difference may be as little as  1/2 of 1%, and in the case of inactively traded securities such difference will usually not exceed 3%. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under Summary of Essential Information.

Distribution of Units

During the initial public offering period Units of a Trust will be distributed to the public at the Public Offering Price through the Underwriters and dealers. The initial public offering period is 30 days unless all Units of a Trust are sold prior thereto, in which case the initial public offering period terminates with the sale of all Units. So long as all Units initially offered have not been sold, the Sponsor may extend the initial public offering period for up to four additional successive 30-day periods. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market may be offered by this Prospectus at the Public Offering Price determined in the manner provided for secondary market sales.

It is the Sponsor’s intention to qualify Units of a Trust for sale through the Underwriters and dealers who are members of the National Association of Securities Dealers, Inc. Units of a State Trust will be offered for sale in the state for which the Trust is named. The Sponsor also may qualify Units of a State Trust for sale in other states. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under “Public Offering—Offering Price.” The Sponsor reserves the right to change the amount of the concession to dealers from time to time and to vary the amount of the concession to affiliated dealers. After the initial offering period the dealer concession is negotiated on a case-by-case basis.

Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Holder or become entitled to exercise the rights of a Holder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Holder is the Public Offering Price in effect at the time his order is received, plus accrued interest. This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.

The Sponsor may make payments for distribution and/or Holder servicing activities out of its past profits and other available sources. The Sponsor may also make payments for marketing, promotional or related expenses to dealers. The amount of these payments is determined by the Sponsor and may be substantial. Affiliates of the Sponsor may make similar payments under similar arrangements. These payments will not change the price that purchasers pay for Units of a Trust.

Market for Units

While the Sponsor is not obligated to do so, its intention is to maintain a market for the Units of a Trust and to continuously offer to purchase such Units at prices based upon the aggregate bid price of the underlying Bonds. The Sponsor may cease to maintain such a market at any time and from time to time without notice if the supply of Units of a Trust of this Series exceeds demand or for any other reason. In this event the Sponsor may nonetheless purchase Units at prices based on the current Redemption Price of those Units. In the event that a market is not maintained for the Units of a Trust, a Holder desiring to dispose of its Units may be able to do so by tendering such Units to the Trustee for redemption at the Redemption Price.

Exchange Option

Holders may exchange their Units of this Series for Units of any series of Tax Exempt Securities Trust (the “Exchange Trust”) available for sale in the state in which the Holder resides. Such exchange will be at a Public Offering Price for the Units of the Exchange Trust to be acquired based on a fixed sales charge of 1.75% of the Public Offering Price per Unit for the Intermediate Term Trust (1.25% of the Public Offering Price per Unit for exchanges of 1,000 or more Units) and 2.00% of the Public Offering Price per Unit for a National or State Trust (1.50% of the Public Offering Price per Unit for exchanges of 1,000 or more Units). The terms of the Exchange Option will also apply to Holders who wish to exchange Units of an Exchangeable Series for Units of a Trust of this Series. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Holders. Therefore, there is no assurance that the Exchange Option will be available to a Holder. Exchanges will be effected in whole units only. If the proceeds from the Units being surrendered are less than the cost of a whole number of Units being acquired, the exchanging Holder will be permitted to add cash in an amount to round up to the next highest number of whole Units.

An exchange of Units pursuant to the Exchange Option for units of an Exchange Trust, or Units of an Exchangeable Series for Units of a Trust, will generally constitute a taxable event under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange. However, an exchange of Units of this Trust for Units of any other series of the Tax Exempt Securities Trust, or Units of an Exchangeable Series for Units of a Trust of this Series, which are grantor trusts for U.S. federal income tax purposes, will not constitute a taxable event to the extent that the underlying securities in each trust do not differ materially either in kind or in extent. Holders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

Units of the Exchange Trust or a Trust of this Series will be sold under the Exchange Option at the bid prices (for trusts being offered in the secondary market) and offer prices (for trusts being offered in the primary market) of the underlying securities in the particular portfolio involved per Unit plus a fixed sales charge as previously described herein. Sales to dealers will be made at prices which represent a concession. The amount of the concession will be established at the time of sale by the Sponsor. As an example, assume that a Holder, who has three Units of a National or State Trust with a current price of $1,020 per Unit based on the bid prices of the underlying securities, desires to exchange his Units for Units of a series of an Exchange Trust with a current price of $880 per Unit based on the bid prices of the underlying securities. In this example, the proceeds from the Holder’s Units will aggregate $3,060. Since only whole Units of an Exchange Trust or a Trust of this Series may be purchased under the Exchange Option, the Holder would be able to acquire three Units in the Exchange Trust for a total cost of $2,692.80 ($2,640 for the Units and $52.80 for the sales charge) and would receive the remainder of his proceeds ($367.20) in cash. The Holder, at his option, could also decide to add $530.40 ($512.80 for the Unit and $17.60 for the sales charge) to the remaining cash balance and purchase another Unit of the Exchange Trust as explained in the first paragraph of this section.

Reinvestment Programs

Distributions of interest and/or principal are made to Holders monthly. The Holder has the option of either receiving a monthly income check from the Trustee or participating in one of the reinvestment programs offered by the Sponsor provided such Holder meets the minimum qualifications of the reinvestment program and such program lawfully qualifies for sale in the jurisdiction in which the Holder resides. Upon enrollment in a reinvestment program, the Trustee will direct monthly interest distributions and principal distributions to the reinvestment program selected by the Holder. Since the Sponsor has arranged for different reinvestment alternatives Holders should contact the Sponsor for more complete information, including charges and expenses. The appropriate prospectus will be sent to the Holder. The Holder should read the prospectus for a reinvestment program carefully before deciding to participate. Participation in the reinvestment program will apply to all Units of a Trust owned by a Holder and may be terminated at any time by the Holder. The program may also be modified or terminated by the Trustee or the program’s sponsor.

Sponsor’s and Underwriters’ Profits

The Underwriters receive a commission based on the sales charge of a particular Trust as adjusted pursuant to the agreement among Underwriters. The Sponsor receives a gross commission equal to the applicable sales charge for any Units they have underwritten, and receive the difference between the applicable sales charge and the Underwriter’s commission for the remainder of the Units. In addition, the Sponsor may realize profits or sustain losses in the amount of any difference between the cost of the Bonds to a Trust and the purchase price of such Bonds to the Sponsor. Under certain circumstances, an Underwriter may be entitled to share in such profits, if any, realized by the Sponsor. The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired from its own organization or from underwriting syndicates of which it was a member. During the initial public offering period the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Underwriters for Units. Cash made available to the Sponsor prior to the anticipated first settlement date for the purchase of Units may be used in the Sponsor’s businesses to the extent permitted by applicable regulations.

In maintaining a market for the Units the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which they buy such Units and the price at which they resell or redeem such Units.

An Underwriter may receive a concession for selling additional Units of any National or State Trust offered by this Prospectus after the initial underwriting. As shown in the table below, the amount of the concession will vary depending upon the aggregate number of Units originally underwritten by the Underwriter, as indicated on the Underwriting page in Part A, and whether the Underwriter had previously underwritten Units of the particular National or State Trust in the initial underwriting:

Aggregate Amount of Units Originally Underwritten†	Concession for Selling Additional Units of a Trust Previously Underwritten	Concession for Selling Additional Units of a Trust Not Previously Underwritten
100 – 249	$38.00	$35.00
250 – 499	$40.00	$36.00
500 – 749	$40.00	$37.00
750 – 999	$40.00	$38.00
1,000 or more	$40.00	$40.00

†	The concessions are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc.

RIGHTS OF HOLDERS

Certificates

Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.

Certificates may be issued in denominations of one Unit or any multiple thereof. A Holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

Distribution of Interest and Principal

Interest and principal received by a Trust will be distributed on each monthly Distribution Date on a pro rata basis to Holders of record in such Trust as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units and, if applicable, reimbursements to the Trustee for interest payments advanced to Holders on previous Distribution Dates.

The Trustee will credit to the Interest Account of a Trust all interest received by such Trust, including that part of the proceeds of any disposition of Bonds of such Trust which represents accrued interest. Other receipts will be credited to the Principal Account of a Trust. The pro rata share of the Interest Account and the pro rata share of cash in the Principal Account represented by each Unit of a Trust will be computed by the Trustee each month as of the Record Date. Proceeds received from the disposition of any of the Bonds subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account and will not be distributed until the following Distribution Date. The distribution to the Holders as of each Record Date will be made on the following Distribution Date or shortly thereafter. Such distributions shall consist of an amount substantially equal to one-twelfth of such Holders’ pro rata share of the estimated annual income to the Interest Account after deducting estimated expenses (the “Monthly Income Distribution”) plus such Holders’ pro rata share of the cash balance in the Principal Account computed as of the close of business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $5.00 per Unit. The Monthly Income Distribution per Unit initially will be in the amount shown under Summary of Essential Information for a Trust. The Monthly Income Distribution will change as the income and expenses of such Trust change and as Bonds are exchanged, redeemed, paid or sold.

Normally, interest on the Bonds is paid on a semi-annual basis. Because Bond interest is not received by a Trust at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the amount credited to the Interest

Account as of the Record Date. In order to eliminate fluctuations in Monthly Income Distributions resulting from such variances, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide Monthly Income Distributions of approximately equal amounts. The Trustee will then be reimbursed, without interest, for any such advances from funds available from the Interest Account on the next ensuing Record Date. If all or a portion of the Bonds for which advances have been made subsequently fail to pay interest when due, the Trustee may recoup such advances by reducing the amount distributed per Unit in one or more Monthly Income Distributions. If Units are redeemed subsequent to such advances by the Trustee, each remaining Holder will be subject to a greater pro rata reduction in his Monthly Income Distribution. To the extent it is unable to recoup advances from the Interest Account, the Trustee is also entitled to withdraw from the Principal Account. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Holders and are available for use by JPMorgan Chase Bank pursuant to normal banking procedures. The Trustee is entitled to the benefit of any reasonable cash balances in the Income and Principal Accounts. Because of the varying interest payment dates of the Bonds, accrued interest may at any point in time be greater than the amount of interest distributed to Holders. This excess accrued but undistributed interest amount will be added to the value of the Units on any purchase made after the Date of Deposit. If a Holder sells all or a portion of his Units, a portion of his sale proceeds will be allocable to his proportionate share of the accrued interest. Similarly, if a Holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include his accrued interest on the Bonds.

As of the first day of each month the Trustee will deduct from the Interest Account of a Trust amounts necessary to pay the expenses of such Trust. To the extent there are not sufficient funds in the Interest Account to pay Trust expenses, the Trustee is also entitled to withdraw from the Principal Account. The Trustee also may withdraw from the accounts such amounts it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the Trust’s assets until such time as the Trustee returns any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee.

The Trustee has agreed to advance to a Trust the amount of accrued interest due on the Bonds from their respective issue dates or previous interest payment dates through the Date of Deposit. This accrued interest amount will be paid to the Sponsor as the holder of record of all Units on the first settlement date for the Units. Consequently, when the Sponsor sells Units of a Trust, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from the day after the Date of Deposit through the date of settlement of the investor’s purchase (normally three business days after purchase), less any distributions from the Interest Account. The Trustee will recover its advances to a Trust (without interest or other cost to such Trust) from interest received on the Bonds deposited in such Trust.

Reports and Records

The Trustee shall furnish Holders in connection with each distribution a statement of the amount of interest and the amount of other receipts which are being distributed, expressed in each case as a dollar amount per Unit. In the event that the issuer of any of the Bonds fails to make payment when due of any interest or principal and such failure results in a change in the amount which would otherwise be distributed as a monthly distribution, the Trustee will, with the first such distribution following such failure, set forth in an accompanying statement, the issuer and the Bond, the amount of the reduction in the distribution per Unit resulting from such failure, the percentage of the aggregate principal amount of Bonds which such Bond represents and information regarding any disposition or legal action with respect to such Bond. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record, a statement (1) as to the Interest Account: interest received, deductions for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account.

The Trustee shall keep available for inspection by Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Holders, certificates issued or held, a current list of Bonds in the Portfolio of a Trust and a copy of the Trust Agreement.

Redemption of Units

Units may be tendered to the Trustee for redemption at its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245, upon payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer. Holders must sign exactly as their name appears on the face of the certificate with the signature guaranteed by an officer of a national bank or trust company or by a member of either the New York, Midwest or Pacific Stock Exchange. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Within seven calendar days following such tender, the Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit. The “date of tender” is deemed to be the date on which Units are received by the Trustee, except as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading.

Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in order to make funds available for redemption. Such sales could result in a sale of Bonds by the Trustee at a loss. To the extent Bonds are sold, the size and diversity of a Trust will be reduced.

The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

Computation of Redemption Price per Unit

The Redemption Price per Unit of a Trust is determined by the Trustee on the basis of the bid prices of the Bonds in such Trust as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit of a Trust is each Unit’s pro rata share, determined by the Trustee, of: (1) the aggregate value of the Bonds in such Trust on the bid side of the market (determined by the Evaluator as set forth below), (2) cash on hand in such Trust (other than funds covering contracts to purchase Bonds), and accrued and unpaid interest on the Bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Holders of such Trust of record as of a date prior to the evaluation. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the organization costs per Unit of a Trust. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust.

Purchase by the Sponsor of Units Tendered for Redemption

The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee. Such a purchase by the Sponsor will be at the price so bid by making payment to the Holder in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee.

The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus. Any profit resulting from the resale of such Units will belong to the Sponsor. The Sponsor likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units.

SPONSOR

Citigroup Global Markets Inc. (“Citigroup Global Markets”), a New York corporation, was originally incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On April 7, 2003, the name Salomon Smith Barney Inc. was changed to Citigroup Global Markets. On September 1, 1998, Salomon Brothers Inc. merged with and into Smith Barney Inc. (“Smith Barney”) with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Citigroup Global Markets, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Citigroup Global Markets is an indirect wholly-owned subsidiary of Citigroup Inc. Citigroup Global Markets or an affiliate is investment adviser, principal underwriter or distributor of 60 open-end investment companies and investment manager of 12 closed-end investment companies. Citigroup Global Markets also sponsors all Series of Corporate Securities Trust, Equity Focus Trusts, The Uncommon Values Trust and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Assets Funds.

Limitations on Liability

The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Holders for taking any action or refraining from any action in good faith or for errors in judgment. The Sponsor shall also not be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

Although the Trusts are not actively managed as mutual funds are, the portfolios are reviewed periodically on a regular cycle. The Sponsor is empowered to direct the Trustee to dispose of Bonds when certain events occur that adversely affect the value of the Bonds. Such events include: default in payment of interest or principal, default in payment of interest or principal on other obligations of the same issuer, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors, or decline in projected income pledged for debt service on revenue Bonds and advanced refunding that, in the opinion of the Sponsor, may be detrimental to the interests of the Holders. The Sponsor intends to provide Portfolio supervisory services for each Trust in order to determine whether the Trustee should be directed to dispose of any such Bonds.

It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan. However, the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the judgment of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future.

Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds the Trustee is required to give notice thereof to each Holder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this and the preceding paragraph, the acquisition by a Trust of any securities other than the Bonds initially deposited in the Trust is prohibited.

Resignation

If the Sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.

TRUSTEE

The Trustee is JPMorgan Chase Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017, and its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Company and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Bonds deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Bonds and coupon- clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Limitations on Liability

The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of a Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction.

Resignation

By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If no successor has accepted the appointment within thirty days after notice of resignation, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

EVALUATOR

The Evaluator is Standard & Poor’s Securities Evaluations, Inc., a subsidiary of The McGraw-Hill Companies, Inc., with main offices located at 55 Water Street, New York, New York 10041.

Limitations on Liability

The Trustee, Sponsor and Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determination by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor, or Holders for errors in judgment. But this provision shall not protect the Evaluator in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

The Trust Agreement requires the Evaluator to evaluate the Bonds of a Trust on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit of such Trust is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor.

Resignation

The Evaluator may resign or may be removed by the joint action of the Sponsor and the Trustee. Should such removal occur, the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by a successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

Amendment

The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interests of the Holders. However, the Trust Agreement may not be amended to increase the number of Units issuable or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in a Trust. In the event of any amendment, the Trustee is obligated to notify promptly all Holders of the substance of such amendment.

Termination

The Trust Agreement provides that if the principal amount of Bonds held in Trust is less than 50% of the principal amount of the Bonds originally deposited in such Trust, the Trustee may in its discretion and will, when directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by 100% of the Holders. However, in no event may a Trust continue beyond the Mandatory Termination Date set forth under “Summary of Essential Information.” In the event of termination, written notice thereof will be sent by the Trustee to all Holders. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the affected Trust. Then after paying all expenses and charges incurred by such Trust, the Trustee will distribute to each Holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Account of such Trust.

MISCELLANEOUS

Legal Opinion

The legality of the Units has been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Auditors

The statements of financial condition and portfolios of securities included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Performance Information

Sales material may compare tax-equivalent yields of long-term municipal bonds to long-term U.S. Treasury bonds and to the Bond Buyer Revenue Bond Index. Such information is based on past performance and is not indicative of future results. Yields on taxable investment are generally higher than those of tax-exempt securities of comparable maturity. While income from municipal bonds is exempt from federal income taxes, income from Treasuries is exempt from state and local taxes. Since Treasuries are considered to have the highest possible credit quality, the difference in yields is somewhat narrower than if compared to corporate bonds with similar ratings and maturities.

BOND RATINGS†

All ratings shown under Part A, “Portfolio of Securities,” except those identified otherwise, are by Standard & Poor’s.

Standard & Poor’s

A Standard & Poor’s corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees. The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to Standard & Poor’s by the issuer and obtained by Standard & Poor’s from other sources it

† As described by the rating agencies.

considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I.  Likelihood of default—capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II.  Nature of and provisions of the obligation; and

III.  Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

AAA—This is the highest rating assigned by Standard & Poor’s to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

AA—Bonds rated AA have a very strong capacity to pay interest and repay principal, and in the majority of instances they differ from AAA issues only in small degrees.

A—Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.

BBB—Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher-rated categories.

Plus (+) or Minus (–): To provide more detailed indications of credit quality, the ratings from “AA” to “BB” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter “p” following a rating indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Conditional rating(s), indicated by “Con” are given to bonds for which the continuance of the security rating is contingent upon Standard & Poor’s receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows and/or the security rating is conditional upon the issuance of insurance by the respective insurance company.

Moody’s

A brief description of the applicable Moody’s rating symbols and their meanings is as follows:

Aaa—Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edge”. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa—Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. Aa bonds are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A—Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa—Bonds which are rated Baa are considered as medium grade obligations: i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Rating symbols may include numerical modifiers “1,” “2,” or “3.” The numerical modifier “1” indicates that the security ranks at the high end, “2” in the mid-range, and “3” nearer the low end of the generic category. These modifiers of rating symbols “Aa,” “A” and “Baa” are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

Fitch Ratings

A brief description of the applicable Fitch Ratings’ rating symbols and their meanings is as follows:

AAA—These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA—These bonds are considered to be investment grade and of high quality. The obligor’s ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

A—These bonds are considered to be investment grade and of good quality. The obligor’s ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB—These bonds are considered to be investment grade and of satisfactory quality. The obligor’s ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

A “+” or a “–” sign after a rating symbol indicates relative standing in its rating.

FEDERAL TAX FREE VS. TAXABLE INCOME

This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer’s highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected effective federal income tax rates and tax brackets for the 2003 taxable year. Several of these rates were reduced under recent legislation and these rates are subject to change and several items of tax reduction under the 2003 tax legislation are scheduled to revert to prior law in future years unless made permanent by future legislation. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax.

2003 Tax Year

Taxable Income Bracket			Tax Exempt Yield
Joint Return	Single Return	Federal Tax Bracket	Effective Federal Tax Rate
				4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
			Taxable Equivalent Yield

$ 0- 14,000	$ 0- 7,000	10.00%	10.00%	4.44%	5.00%	5.56%	6.11%	6.67%	7.22%
$ 14,001- 56,800	$ 7,001- 28,400	15.00	15.00	4.71	5.29	5.88	6.47	7.06	7.65
$ 56,801-114,650	$ 28,401- 68,800	25.00	25.00	5.33	6.00	6.67	7.33	8.00	8.67
$114,651-139,500	$ 68,801-139,500	28.00	28.00	5.56	6.25	6.94	7.64	8.33	9.03
$139,501-174,700	$139,501-143,500	28.00	28.84	5.62	6.32	7.03	7.73	8.43	9.13
$174,701-311,950	$143,501-311,950	33.00	33.99	6.06	6.82	7.57	8.33	9.09	9.85
Over $311,950	Over $311,950	35.00	36.05	6.25	7.04	7.82	8.60	9.38	10.16

Note: This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $139,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $209,250 for married taxpayers filing a joint tax return and $139,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

PROSPECTUS—Part C:

Note: Part C of this Prospectus may not be

distributed unless accompanied by Parts A and B.

TAX EXEMPT SECURITIES TRUST—THE STATE TRUSTS

Potential purchasers of the Units of a State Trust should consider the fact that the Trust’s Portfolio consists primarily of Bonds issued by the state for which such State Trust is named or its municipalities or authorities and realize the substantial risks associated with an investment in such Bonds. Each State Trust is subject to certain additional risk factors. The Sponsor believes the discussions of risk factors summarized below describe some of the more significant aspects of the State Trusts. The sources of such information are the official statements of issuers as well as other publicly available documents. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. Investment in a State Trust should be made with an understanding that the value of the underlying Portfolio may decline with increases in interest rates.

New Jersey Trust

Risk Factors—

The following represents special considerations regarding investment in New Jersey municipal obligations. This information provides only a brief summary, it does not purport to be a complete description and is based on information drawn from Official Statements relating to securities offerings of New Jersey municipal obligations available as of the date of this Prospectus. The Sponsor has not independently verified the accuracy and completeness of the information contained in such Official Statements.

There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on the State of New Jersey or local government finances generally, will not adversely affect the market value of New Jersey municipal obligations held by the Trust or the ability of particular issues to make timely payments of debt service on these obligations.

Weaker than expected growth for both the national and international economies could adversely impact New Jersey. This would result in slower employment and income growth than projected.

During calendar year 2002, New Jersey’s economy continued at a sluggish pace similar to the rest of the nation. The economic slowdown began in 2001 with average annual employment declining to 0.1%, well below the 2.4% growth in 2000. Employment growth in 2002 was -0.1%. Due to the weakening labor market conditions, New Jersey’s personal income continued to grow moderately at 3.1% last year, close to the 3.0% rate set in 2001 but substantially below the record pace of 9.9% in 2000.

New Jersey’s average annual rate of unemployment in 2002 was 5.8%, up from 4.2% in 2001. The unemployment rate rose to 6.0% during the second half of 2002, but was consistently below 6.0% for the first five months in 2003. Although growth in the job market is still weak, New Jersey’s employment level remained close to four million for most of 2002. Total non-farm employment remained at slightly above four million in May 2003.

Economic forecasts as of May 2003 for the national and State economies project a modest economic recovery in 2003. The Beige Book, released by the Federal Reserve Board on June 6, 2003, shows that the economy continued to improve in May despite generally sluggish economic conditions. Economic activity is expected to pick up in the upcoming quarters in 2003 and accelerate in 2004.

New Jersey’s economy is expected to follow the national trend in 2003. Employment growth is projected to remain below 1% in 2003. Personal income growth in New Jersey is expected to grow modestly in 2003. Housing starts in 2003 are expected to ease slightly after another strong year in 2002. New vehicle registrations are projected to moderate but remain close to 630,000 units in 2003 and 2004. Inflation is expected to remain modest, below 3.0% in 2003 and 2004. Low inflation continues to benefit New Jersey consumers and businesses. Low interest rates continue to support spending on housing and other consumer durables in the State.

To a large extent, the future direction of economic recovery nationally and in New Jersey hinges on assumptions of no further terrorist attacks, supportive monetary and fiscal stimulus and increasingly stable financial markets.

The State and the nation may experience further near-term slow growth and the expected recovery may stall into late 2003 if consumers, investors, and businesses become more cautious than currently assumed. However, the fundamentals of the State’s economic health remain stable and the long run prospects for economic growth of the State in 2003 and beyond are favorable.

The State operates on a fiscal year beginning July 1 and ending June 30. For example, “Fiscal Year 2004” refers to the State’s fiscal year beginning July 1, 2003 and ending June 30, 2004.

Pursuant to Article VII, Section II, par. 2 of the State Constitution, no money may be drawn from the State Treasury except for appropriations made by law. In addition, all monies for the support of State government and all other State purposes, as far as can be ascertained or reasonably foreseen, must be provided for in one general appropriation law covering one and the same fiscal year. No general appropriations law or other law appropriating money for any State purpose shall be enacted if the amount of money appropriated therein, together with all other prior appropriations made for the same fiscal year, exceeds the total amount of revenue on hand and anticipated to be available for such fiscal year, as certified by the Governor.

In addition to the Constitutional provisions, the New Jersey Statutes contain provisions concerning the budget and appropriation system. On or before October 1 in each year, each Department, Board, Commission, Office or other Agency of the State must file with the Budget Director a request for appropriation or permission to spend specifying all expenditures proposed to be made by such spending agency during the following fiscal year. The Budget Director then examines each request and determines the necessity or advisability of the appropriation request. The Budget Director may hold hearings, open to the public, during the months of October, November and December and review the budget requests with the agency heads. On or before December 31 of each year or such other time as the Governor may request, after review and examination, the Budget Director submits the requests, together with his or her findings, comments and recommendations, to the Governor. It is then the responsibility of the Governor to examine and consider all requests and formulate his or her budget recommendations.

The Governor’s budget message (the “Governor’s Budget Message”) is generally transmitted on or before the third Tuesday following the first meeting of the State Legislature in each year, except in the year when a Governor is inaugurated, when it is transmitted on or before February 15. The Governor’s Budget Message must embody the proposed complete financial program of the State government for the next ensuing fiscal year and must set forth in detail each source of anticipated revenue and the purposes of recommended expenditures for each spending agency (N.J.S.A. 52:27B-20). After a process of legislative committee review (including testimony from the State Treasurer), the budget, in the form of an appropriations bill, must be approved by the Senate and Assembly and must be submitted to the Governor for review. Upon such submissions, the Governor may approve the bill, revise the estimate of anticipated revenues contained therein, delete or reduce appropriation items contained in the bill through the exercise of his or her line-item veto power, or veto the bill in its entirety. Like any gubernatorial veto, such action may be reversed by a two-thirds vote of each House of the State Legislature. In addition to anticipated revenues, the annual Appropriations Act also provides for the appropriation of non-budgeted revenue to the extent such revenue may be received and permits the corresponding increase of appropriation balances from which expenditures may be made.

During the course of the fiscal year, the Governor may take steps to reduce State expenditures if it appears that revenues have fallen below those originally anticipated. There are additional means by which the Governor may ensure that the State does not incur a deficit. Under the State Constitution, no supplemental appropriation may be enacted after adoption of an annual Appropriations Act except where there are sufficient revenues on hand or anticipated, as certified by the Governor, to meet such appropriation.

In addition to the Constitutional and statutory provisions concerning budget making, the State budget process during the past two decades has evolved into a strategic planning process in which the budget is related directly to the program objectives of governmental activities, and the costs and benefits of the programs of each agency are justified at various alternative funding levels. Certain revenue sources are constitutionally dedicated for specific purposes and therefore may be appropriated only for such purposes.

State Aid is the largest portion of Fiscal Year 2004 appropriations. In Fiscal Year 2004, $9,960.0 million of the State’s appropriations consists of funds which are distributed to municipalities, counties and school districts.

The largest recommended State Aid appropriation, in the amount of $8,122.2 million, is provided for local elementary and secondary education programs. Of this amount, $3,080.3 million is for core curriculum standards; $330.6 million is for early childhood aid; $512.7 million is for Abbott v. Burke Parity Remedy aid; $305.7 million is for pupil transportation aid; $948.4 million is for special education; $97.7 million is for nonpublic school aid; and $129.1 million is for debt service on school bonds. Other significant amounts are $251.8 million for supplemental core curriculum standards aid and $199.5 million for demonstrably effective program aid. A total of $544.2 million is recommended in supplemental aid to Abbott districts for whole school reform, preschool and other required programs. In addition, $1,190.7 million is recommended on behalf of school districts as the employers’ share of the social security and teachers’ pensions and benefits programs. Also, $107.3 million is recommended for debt service on bonds issued to finance school renovations and construction.

Recommended appropriations to the Department of Community Affairs (“DCA”) total $980.1 million in State Aid monies for Fiscal Year 2004. Consolidated Municipal Property Tax Relief Aid is recommended in the amount of $835.5 million. In addition, there is $16.3 million recommended for housing programs, $34.8 million for the municipal block grant program, and $35.0 million for extraordinary aid.

Appropriations recommended for the Department of the Treasury total $423.5 million in State Aid monies for Fiscal Year 2004. The principal programs funded by these appropriations are aid to county colleges ($208.3 million) and the cost of senior citizens, disabled and veterans property tax deductions and exemptions ($109.0 million). These recommended appropriations also include $60.2 million for County Solid Waste Debt Service Aid.

Appropriations for the Department for Human Services total $298.3 million in State Aid monies for Fiscal Year 2004. The principal programs funded by these appropriations are $93.5 million for patients in county psychiatric hospitals and $204.8 million for various income maintenance programs for the economically disadvantaged.

The second largest portion of appropriations in Fiscal Year 2004 is for grants-in-aid. These represent payments to individuals or public or private agencies for benefits to which a recipient is entitled by law, or for the provision of services on behalf of the State. The amount recommended in Fiscal Year 2004 for grants-in-aid is $7,226.2 million.

$3,322.4 million is recommended for programs administered by the State Department of Human Services. Of that amount, $2,138.6 million is for medical services provided under the Medicaid program, $427.8 million is for community programs for the developmentally disabled, $234.8 million is for community programs for the mentally ill, $237.9 million is for grant programs administered by the Division of Youth and Family Services, and $261.5 million is for welfare reform and homeless services.

$764.3 million is recommended for programs administered by the Department of Health and Senior Services. Of that amount, $257.8 million is for medical services for the aged, $319.8 million is for pharmaceutical assistance to the aged and disabled, $42.7 million is for addiction and AIDS Services, and $73.3 is for hospital assistance programs and $27.4 million is for other programs for the aged.

$1,058.3 million is recommended for the Department of the Treasury. Included in this amount are the Homestead Rebate program ($499.7 million), NJ Saver ($324.6 million), which provides property tax relief to homeowners and renters, and the senior and disabled citizen property tax freeze ($23.0 million), and $70.8 million is recommended for the Lifeline Program, which is moving from the Department of Health and Senior Services to the Board of Public Utilities.

$193.8 million is recommended for the Department of Transportation for bus and railroad subsidies.

$819.7 million is recommended for State colleges and universities. Other higher education appropriations are $349.3 million for various grant programs including $239.1 million for student financial assistance, $22.8 million to support independent colleges and universities, $52.5 million for debt service for the Dormitory Safety Trust Fund, the Equipment Leasing Fund, the Higher Education Facilities Trust Fund and the Higher Education Technology Infrastructure Fund, and $22.9 million for debt service on the Higher Education Capital Improvement Program.

$87.1 million is recommended for the Department of Corrections. The largest items of appropriation in this Department are $21.1 million for payments to county penal facilities to house State inmates and $58.7 million for the purchase of community services.

The third largest portion of the appropriations in Fiscal Year 2004 is applied to Direct State Services, which supports the operation of State government’s departments, the Executive Office, several commissions, the State Legislature and the Judiciary. In Fiscal Year 2004, appropriations for Direct State Services aggregate to $5,238.0 million. Some of the major appropriations for Direct State Services during Fiscal Year 2004 are:

$677.3 million is recommended for programs administered by the Department of Human Services. Of that amount, $486.3 million is appropriated for mental health and developmentally disabled programs, including the operation of six psychiatric institutions ($249.8 million) and seven developmental centers ($236.5 million). $26.9 million is recommended for administration of the Medicaid program; $25.5 million for administration of the various income maintenance programs, including Work First New Jersey; and $98.3 million for the Division of Youth and Family Services, which protects the children of the State from abuse and neglect.

$60.0 million is recommended for the Department of Labor for the administration of programs for workers compensation, unemployment and temporary disability insurance, manpower development and health safety inspection.

$76.8 million is recommended for the Department of Health and Senior Services for the prevention and treatment of diseases, alcohol and drug abuse programs, regulation of health care facilities, the uncompensated care program and senior services programs. Of that amount, $10.0 million is recommended for anti-smoking programs.

$1,323.1 million is recommended for the Department of Law and Public Safety ($494.0 million, including the Juvenile Justice Commission) and the Department of Corrections ($829.1 million, including the Parole Board). Among the programs funded by this recommended appropriation are the administration of the State’s correctional facilities and parole activities, and the investigative and enforcement activities of the State Police.

$85.3 million is recommended for the Department of Transportation for the various programs it administers, such as the maintenance and improvement of the State highway system. The Division of Motor Vehicles was abolished and replaced by the New Jersey Motor Vehicle Commission. Appropriations for that new entity are not included in the Fiscal Year 2004 Appropriations Act.

$206.8 million is recommended for the Department of Environmental Protection for the protection of air, land, water, forest, wildlife, and shellfish resources and for the provision of outdoor recreational facilities.

State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State. Certain state tax revenues and certain other fees are pledged to meet the principal and interest payments and any redemption premium payments, if any, required to fully pay the bonds. The appropriation for debt service on the State’s general obligation bonds is $442.5 million for Fiscal Year 2004. No general obligation debt can be issued by the State without prior voter approval, except that no voter approval is required for any law authorizing the creation of a debt for the purpose of refinancing all or a portion of outstanding debt of the State, so long as such law requires that the refinancing provide a debt service savings.

Capital construction is funded by a combination of appropriation of current revenues on a pay-as-you-go basis and bond proceeds. In Fiscal Year 2004, the amount appropriated for this purpose is $1,136.4 million. $805.0 million is for transportation projects and debt service and is being credited to the Transportation Trust Fund Account of the General Fund. $98.0 million is for open space, farmland and historic preservation projects and debt service and is being credited to the Garden State Preservation Trust Fund Account of the General Fund, $90.2 million is for hazardous substance remediation and underground tank remediation and $25.0 million is for shore protection.

All appropriations for such capital projects and all proposals for State bond authorization are subject to the review and recommendation of the New Jersey Commission on Capital Budgeting and Planning. This permanent commission was established in November 1975, and is charged with the preparation of the State Capital Improvement Plan, which contains proposals for State spending for capital projects.

New Jersey Taxes—

In the opinion of Messrs. Drinker Biddle & Reath LLP, special New Jersey counsel on New Jersey tax matters, under existing law:

The proposed activities of the New Jersey Trust will not cause it to be subject to the New Jersey Corporation Business Tax Act.

The income of the New Jersey Trust will be treated as the income of individuals, estates and trusts who are the Holders of Units of the New Jersey Trust for purposes of the New Jersey Gross Income Tax Act, and interest which is exempt from tax under the New Jersey Gross Income Tax Act when received by the New Jersey Trust will retain its status as tax-exempt in the hands of such Holders. Gains arising from the sale or redemption by a Holder of his Units or from the sale, exchange, redemption, or payment at maturity of a Bond by the New Jersey Trust are exempt from taxation under the New Jersey Gross Income Tax Act (P.L. 1976 c. 47), as enacted and construed on the date hereof, to the extent such gains are attributable to Bonds, the interest on which is exempt from tax under the New Jersey Gross Income Tax Act. Any loss realized on such disposition may not be utilized to offset gains realized by such Holder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax Act.

Units of the New Jersey Trust may be subject, in the estates of New Jersey residents, to taxation under the Transfer Inheritance Tax Law of the State of New Jersey.

New York Trust

Risk Factors—The following information represents special considerations regarding investment in New York municipal obligations. This information provides only a brief summary, it does not purport to be a complete description and is largely based on information drawn from Official Statements relating to securities offerings of New York municipal obligations available as of the date of this Prospectus. The Sponsor has not independently verified the accuracy and completeness of the information contained in such Official Statements.

There can be no assurance that current or future statewide, regional or national economic difficulties, and the resulting impact on New York State (the “State”) or local government finances generally, will not adversely affect the market value of New York municipal obligations held by the Trust or the ability of particular issues to make timely payments of debt service on these obligations.

Economic Trends

Over the long term, the State and the City of New York (the “City”) face serious potential economic problems. The City accounts for approximately 41% of the State’s population and personal income, and the City’s financial health affects the State in numerous ways. The State is the third most populous state in the nation and historically has been one of the wealthiest. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City also has had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

The State for many years has had a very high State and local tax burden relative to other states. The State and its localities have used these taxes to develop and maintain their transportation networks, public schools and colleges, public health systems, other social services and recreational facilities. Despite these benefits, the burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

New York State

The New York Economy

The terrorist attacks of September 11, 2001, have had a more devastating impact on the State economy than on any other state. In particular, the State’s financial and tourism industries have suffered as a result of the attacks. It is therefore not surprising that the State economy is only now emerging from the most recent recession. State employment is projected to decline 0.4 percent in 2003, following a steep decline of 1.8 percent in 2002. Conversely, wage income is projected to rise 2.0 percent in 2003, following a decline of 3.8 percent in 2002. However, both wage and total personal income growth for 2003 are expected to be well below historical averages, due in part to further declines in bonus payments for the first quarter of 2003 on a year-over-year basis. Bonus payments paid to financial service workers have been significantly reduced due to the recession and the steep decline in the stock market. In the aftermath of the bursting of the stock market bubble, it is expected that for the next two years bonuses in the financial and insurance sectors will remain at about one-half of their 2001 peak level. The unemployment rate for 2003 is estimated to be 6.2 percent for both 2003 and 2004, an increase of 0.1 percent from 2002. While the State’s rate of economic growth was somewhat slower than that of the nation for calendar years 1990 through 1998, the situation has been improving in recent years. In 1999, for the first time in 13 years, the economic growth rate of the State surpassed the national growth rate, and in 2000, the rates were essentially the same. The September 11, 2001, attacks resulted in a slowdown in New York that was more severe than to the nation as a whole. Nevertheless, in recent years, the gap between the national and State growth rates continues to narrow.

The risks to the State economic forecast are substantial. Chief among them is a more prolonged downturn in the financial sector than is currently projected, producing sharper declines in both employment and compensation. Since financial sector activity remains the largest risk to the State forecast, continued weakness in this sector would have a significant impact on the State’s prospects for economic recovery, while a sharp improvement in profits for the financial industry would likely have a significant beneficial impact on the State’s economy. Moreover, significant numbers of business relocations out of the State would likely result in slower job and income growth as well. The State’s Division of the Budget (the “DOB”) believes that although the State is emerging from recession, the most recent data signals a more sluggish recovery than projected. Although the State labor market appears to be stabilizing, the weakness in both the national and global economies has contributed to a weaker first half of 2003 for the State than anticipated. The volatility of the financial markets is a significant source of risk to the State forecast. If the recent rise in equity prices and financial services activity fails to be sustained, industry profitability and associated compensation could be lower than anticipated. In addition, weaker than expected growth for both the national and international economies also could delay the onset of the State’s recovery. This would result in even slower employment and income growth than projected. In contrast, a stronger national economy than expected could result in stronger equity market growth and, in turn, a stronger demand for financial market services, fueling stronger income growth in that sector.

The State also has noted that there are additional risks to its forecast resulting from the uncertainties in the national economy as a whole. In particular, significant risks to the current economic forecast include: (i) global political instability, including the uncertain post-war environment in Iraq, and the Middle East in general; (ii) higher energy prices, which could delay the global recovery, reducing export growth below expectations; (iii) weakness of consumer spending or a failure of investment spending to commence growth during the year, which could result in a return to recessionary conditions;

and (iv) the potential for future terrorist attacks on U.S. soil.

The 2003-04 State Financial Plan (current fiscal year) and Forecast for 2004-2006

On March 31, 2003, the State Legislature enacted appropriations for all State-supported, contingent contractual, and certain other debt service obligations for the entire 2003-04 fiscal year. On May 2, 2003, the Legislature completed action on the remaining appropriations and accompanying legislation constituting the budget for the 2003-04 fiscal year. The Governor vetoed substantial portions of the budget revisions enacted by the Legislature, but the Legislature overrode the vetoes on May 15, 2003. Accordingly, the DOB issued the Enacted Budget Financial Plan (“Financial Plan”) on May 28, 2003, that reflected final action on the 2003-04 state budget by the Legislature. On July 30, 2003, the DOB issued the First Quarterly Update to the 2003-04 Financial Plan (“First Quarterly Update”). The 2003-04 Governor’s Executive Budget (the “Executive Budget”) reflected recommendations to close a combined 2002-03 and 2003-04 budget gap of over $11.5 billion. These recommendations included savings from a spending restraint of $6.3 billion, tobacco securitization proceeds of $3.8 billion, and revenue/fund increases of $1.4 billion. Assuming these budget recommendations were enacted in their entirety, the Executive Budget projected potential outyear budget gaps of $2.8 billion in 2004-05 and $4.1 billion in 2005-06.

The Legislature completed action on the budget for the 2003-04 fiscal year on May 15, overriding the Governor’s vetoes of $3.2 billion in tax increases and spending additions. DOB analysis of the Financial Plan indicates that changes since the Executive Budget will increase General Fund spending by $2.3 billion above the levels recommended by the Governor. The General Fund is the principal operating fund of the State and is used for all financial transactions except those required to be accounted for in another fund. As compared to the Executive Budget, revenues are projected to increase by $1.4 billion, reflecting enacted tax and revenue increases offset by lower revenue results for 2002-03 and the April income tax settlement. This leaves the General Fund with a potential imbalance of roughly $900 million in 2003-04, and increases the outyear gaps by $3.7 billion in 2004-05 and $4.2 billion in 2005-06, before potential benefits provided by recently enacted federal aid changes and savings from a fiscal management plan being developed. Also excluded are revenues from certain measures enacted by the Legislature that the DOB considers to be highly speculative at this time. The combination of federal aid and management actions will keep the 2003-04 budget in balance.

Legislative changes are projected to increase revenues by $1.9 billion in 2003-04, $1.4 billion in 2004-05, and $605 million in 2005-06. In addition to these changes, revenues are projected to decrease from the Executive Budget forecast by $462 million in 2003-04 primarily due to the impact of 2002-03 actuals on the current year, and the April 2003 income tax settlement. The net 2003-04 revenue change since the Executive Budget is therefore $1.4 billion. General Fund spending is projected to increase from the Executive Budget by a net $2.3 billion in 2003-04, $4.5 billion in 2004-05 and $4.2 billion in 2005-06. Total projected spending in the 2003-04 Financial Plan is $2.33 billion higher than the level recommended in the Executive Budget. Spending changes primarily reflect net legislative restorations and adds in Medicaid ($840 million), school aid ($599 million), funding for member items ($200 million), higher education programs ($193 million) handicapped/all other education programs ($132 million), and welfare programs ($114 million).

The recently enacted federal economic stimulus legislation provides $20 billion nationwide in fiscal relief to states, of which the DOB expects New York to receive $2.1 billion over the next two State fiscal years. In order to manage cash flow, assure budget balance in the current fiscal year, and begin to address significant 2004-05 and 2005-06 budget gaps, the Governor has developed a fiscal management plan to reduce State operations costs, curtail non-essential spending, and identify other cost containment actions to bring the General Fund into balance. The DOB will also monitor and work to achieve additional revenues from certain measures enacted by the Legislature that DOB believes are speculative in nature and thus not reflected in the Financial Plan. These include Video Lottery Terminals at racetracks (legislative value of $150 million), collection of cigarette and motor fuel taxes on Indian Reservations (legislative value of $186 million), and collection of use tax (legislative value of $25 million), as well as other measures that the Legislature believes will reduce the outyear gaps.

The First Quarterly Update projects total General Fund receipts of $40.4 billion, an increase of $1.1 billion from the $39.3 billion recorded in 2002-03. This total includes $28.4 billion in tax receipts, $3.6 billion in miscellaneous receipts, and $7.7 billion in transfers from other funds, and $645 million in extraordinary federal aid. The Financial Plan projects total General Fund disbursements, including transfers to support capital projects, debt service and other purposes, of $40.5 billion for 2003-04, an increase of $1.01 billion or 2.6 percent from 2002-03. The State expects to end the 2003-04 fiscal year with a closing General Fund balance of $730 million, unchanged from the Financial Plan estimate. The closing balance represents monies on deposit in the Tax Stabilization Reserve Fund ($710 million) and the Contingency Reserve Fund ($20 million). The balance assumes achievement of $912 million of savings from the fiscal management plan including additional federal aid as described above.

Special Considerations

The attacks of September 11 and the lingering effects of the national recession are expected to have continued adverse financial consequences for the State. The DOB believes that their impact is adequately reflected in the current financial forecast, but the combined effect of both factors introduces significant uncertainty into the current Financial Plan estimates. In the long term, the most significant risk is the possible loss of important economic activity in the State.

Another uncertainty is the assumed performance of the financial sector. The securities industry is more important to the State economy than to the national economy as a whole, amplifying the impact of continued volatility in the financial markets. A further reduction in financial sector jobs coupled with a large negative change in stock market performance during the forecast horizon would result in wage and unemployment levels that are significantly different from those embodied in the current forecast. Equity market instability (fueled by poor earnings, accounting concerns, and fears of further terrorist attacks), a further escalation of tensions in the Middle East, and the resultant upward pressure on energy prices, a weakening of growth in consumer spending, and a failure of investment spending to rebound are all factors that are combining to produce a potential return to recessionary conditions.

Recent events have increased the risks to the forecast for both employment and wages. Although the war with Iraq has recently ended, the threat of future terrorist acts still remains. The continuing erosion of investor confidence has had a major impact on Wall Street and the City economy. Securities industry profits for 2002 were the lowest in eight years; including research settlement charges and write-offs for potential litigation costs, profits were a negative $1 billion for the fourth quarter. If global tensions resolve quickly, equity markets could strengthen more quickly than expected. If not, financial sector weakness, combined with weak domestic and global demand for State goods and services, will continue to have an adverse impact on the State’s economic recovery.

Many complex political, social and economic forces influence the State’s economy and finances, which may in turn affect the State’s Financial Plan. These forces may affect the State unpredictably from fiscal year to fiscal year and are influenced by governments, institutions and events that are not subject to the State’s control. The Financial Plan is also necessarily based upon forecasts of national and State economic activity. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and the State economies. Notwithstanding the numerous initiatives that the State and its localities may take to encourage economic growth and achieve balanced budgets, reductions in federal spending could materially and adversely affect the financial condition and budget projections of the State and its localities.

Ratings

Standard & Poor’s, Moody’s and Fitch Ratings currently rate the State’s general obligation bonds AA, A2 and AA-, respectively.

On December 19, 2000, Standard & Poor’s revised its rating on the State’s general obligation bonds from A+ to AA. On June 12, 2003, Standard & Poor’s reaffirmed its AA rating and its negative outlook on the State’s general obligation bonds. On December 6, 2002, Moody’s revised its outlook on the State’s general obligation bonds to stable from positive. On June 12, 2003, Moody’s reaffirmed its A2 rating and its stable outlook on the State’s general obligation bonds. On June 5, 2003, Fitch Ratings revised its rating on the State’s general obligation bonds from AA to AA-. On June 13, 2003, Fitch Ratings reaffirmed its AA- rating on the State’s general obligation bonds.

New York City

Overview

The City, with a population of approximately 8.0 million, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City’s total employment earnings. Additionally, the City is the nation’s leading tourist destination. Manufacturing activity in the City is conducted primarily in apparel and printing.

The Mayor is responsible for preparing the City’s financial plan, including the City’s current financial plan for the 2003 through 2007 fiscal years. Implementation of the financial plan is dependent upon the City’s ability to market its securities successfully. The financial plan is also dependent on the financing capacity of the New York City Transitional Finance Authority (the “TFA”), which issues debt secured by personal income tax and sales tax revenues and the New York City Municipal Water Finance Security, which issues debt secured by water and sewer revenues. The City assumes that borrowings from the TFA and federal aid will pay in substantial part for the costs relating to the September 11 attacks. Future developments concerning the City and public discussion of such developments, as well as prevailing market conditions, may affect the market for outstanding City general obligation bonds and notes as well as those issued by the TFA and other City agencies.

The 2003-07 Financial Plan

As required by law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City’s capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. On June 30, 2003, the City submitted to the Control Board the Financial Plan for the 2003 through 2007 fiscal years (the “City Financial Plan”), which relates to the City and certain entities which receive funds from the City, and which reflects changes as a result of the City’s expense and capital budgets for the 2004 fiscal year which were adopted on June 27, 2003. The City Financial Plan is a modification to the financial plan submitted to the Control Board on June 26, 2002 (the “June Financial Plan”). The City Financial Plan projects revenues and expenditures for the 2003 and 2004 fiscal years balanced in accordance with GAAP, and projects gaps of $2.0 billion, $3.2 billion and $3.3 billion for fiscal years 2005, 2006 and 2007, respectively. The City Financial Plan reflects changes since the June Financial Plan which decreased projected revenues by $821 million, $2.3 billion, $2.2 billion and $2.0 billion in fiscal years 2003 through 2006, respectively, and increased projected net expenditures by $1.3 billion, $1.3 billion and $1.6 billion in fiscal years 2004 through 2006, respectively. Changes in projected revenues include a decline in projected tax revenues of $621 million, $1.6 billion, $1.8 billion and $1.9 billion in fiscal years 2003 through 2006, respectively, reflecting primarily decreases in projected personal income, business and sales tax revenues, as well as the elimination of previously assumed non-tax revenues. This pattern of current year surplus operating results and projected subsequent year budget gaps has been consistent through the entire period since 1982, during which the City has achieved surplus operating results, before discretionary transfers, for each fiscal year.

The decline in revenues is due in part to decreased projected tax revenues. The decline in projected tax revenue growth reflects the September 11 attack and a continued weak economy, which has resulted in lower wage earnings, lower corporate earnings, local job losses exceeding 117,000 in 2002, a disruption in tourism and related spending and the decline in financial services sector profits and employee income. Changes in projected expenditures since the June Financial Plan include increased pension costs and the elimination of previously assumed labor productivity initiatives. Changes in projected expenditures also include increased agency spending, increased costs for settling claims against the City, increased health and welfare spending primarily for Medicaid, increased debt service costs, an increase in the labor reserve and funding for capital expenditures.

The City has included a gap-closing program in the City Financial Plan which reflects the enacted 18.49% property tax increase, effective January 1, 2003. The gap-closing program will, among other things, reduce agency expenditures and increase agency revenues by $950 million in fiscal year 2003 and by between $2.1 billion and $2.2 billion annually in subsequent fiscal years. The gap-closing program also reflects an enacted increase in the personal income tax rates for City residents, commencing January 1, 2003. In addition, the City portion of the sales tax increased one-eighth percent in June 2003 for a period of two years under the gap-closing program. Also, the City expects to receive $200 million, $583 million and $96 million in fiscal years 2004 through 2006, respectively, of back rent and renegotiated future lease payments for the City’s airports, which is subject to the settlement of the City’s claim for back rent and the renegotiation of the City’s airport leases. Additional federal gap-closing actions in the City Financial Plan include $420 million in fiscal year 2003 (in addition to the $230 million previously provided) to reimburse the City for costs related to the September 11 attack and increased federal funding for Medicaid which is expected to generate approximately $290 million for the City over the fifteen months ending June 30, 2004. The additional State actions proposed in the City Financial Plan include a proposed regional transportation initiative which would produce savings for the City totaling $75 million in fiscal year 2004 and approximately $150 million annually in each of fiscal years 2005 and 2006 by transferring responsibility for the local private bus system to the Metropolitan Transportation Authority. Furthermore, legislation was enacted by the State Legislature pursuant to which the Local Government Assistance Corporation (“LGAC”) is to make available to the City $170 million annually which the City intends to assign a newly-created financing entity for the purpose of refinancing outstanding indebtedness of the Municipal Assistance Corporation for the City of New York (“MAC”) which would make available to the City approximately $500 million annually in fiscal years 2004 through 2008 by reducing the amount of City revenues retained by MAC for its debt service.

On August 6, 2003, the LGAC directors adopted a resolution stating that LGAC would not make the $170 million annual payment to the City, expressing legal and policy concerns with the legislation. On August 13, 2003, LGAC, its Chairperson, the State Division of the Budget and its Director sued the City and the Sales Tax Asset Receivable Corporation (“STAR Corp.”) seeking to prevent the issuance of bonds by STAR Corp., the local development corporation expected to finance the cost of debt service on MAC debt otherwise payable from City sales tax revenues. STAR Corp. debt is expected to be paid from the annual payment of $170 million from LGAC which the City would assign to STAR Corp. The State Supreme Court granted the City’s and STAR Corp.’s motion for summary judgment. Plaintiffs appealed that decision to the State Appellate Division which had previously issued a preliminary injunction preventing STAR Corp. from issuing its bonds pending appeal. The appeal is expected to be heard in November. The outcome of this litigation cannot be predicted with certainty. If the $500 million in annual savings in MAC debt service for fiscal years 2004 through 2008 from the STAR Corp. financing is not available to the City, the City would be forced to reduce expenditures or increase revenues to maintain balanced operating results for fiscal year 2004 and would be faced with larger than forecast budget gaps in the subsequent years of the Financial Plan.

Subsequent to the passage of the State budget by the State Legislature, the Governor vetoed significant portions of the budget and other legislation providing City assistance. In his veto message, the Governor raised questions as to the constitutionality of such legislation. On May 15 and 19, 2003, the State Legislature overrode the Governor’s vetoes. The City believes that the legislation providing the City with assistance is constitutional. However, if there were to be a successful challenge to the legislation, there would be an adverse impact on the City’s budget and the City Financial Plan. In addition, the economic and financial condition of the City may be affected by various financial, social, economic, geo-political and other factors which could have a material effect on the City.

Special Considerations

The City Financial Plan is based on numerous assumptions, including the condition of the City’s and the region’s economies and the receipt of economically sensitive tax revenues in the amounts projected. In addition, other potential uncertainties include the following: (i) the effects of the September 11 attacks on the City economy; (ii) the rate of wage increases; (iii) the ability of the City to implement cost reduction initiatives (including the July 18, 2002, announcement by the Mayor that was directed to the Office of Management and Budget to reserve 7.5% of City-funded spending to address projected gaps and provide reserves); and (iv) the impact of real estate market conditions. The projections contained in the City Financial Plan may also be affected by the uncertainty relating to the State’s Financial Plan and to the U.S. economy, as a whole, as discussed above.

With respect to the impact of September 11 on the City, the City Financial Plan assumes that the City’s costs relating to September 11 will be paid in substantial part from federal aid and funds provided by the TFA. The City is seeking to be reimbursed by the federal government for all of its direct costs (which are expected to be substantially lower than initially anticipated) for response and remediation of the World Trade Center site. The City also expects to receive federal funds for the costs of economic revitalization. The federal government has committed $21.4 billion for disaster assistance for New York, including disaster recovery and related activities, increased security and reconstruction of infrastructure and public facilities. Included in the $21.4 billion is $15.5 billion of appropriations for costs such as cleanup, economic development, job training, transit improvements, road reconstruction and grants to residents and businesses in lower Manhattan. It also includes approximately $5.5 billion allocated for redevelopment incentives for businesses located in the Liberty Zone (the area surrounding the World Trade Center site). In addition, the State legislature increased the financing capacity of the TFA by $2.5 billion to fund recovery costs and has authorized the TFA to issue debt without limit as to principal amount that is payable solely from State or federal disaster aid. It is currently not possible to quantify the long-term adverse impact of September 11 on the City and its economy, any offsetting economic benefits that may result from recovery and rebuilding activities, or the amount of additional resources from federal, State, City and other sources that will be required.

Although the City has maintained balanced budgets in each of its last twenty-one fiscal years, there can be no assurance that the gap-closing actions proposed in the City Financial Plan can be successfully implemented or that the City will maintain a balanced budget in future years without additional State aid, revenue increases or expenditure reductions. Additional tax increases and reductions in essential City services could adversely affect the City’s economic base.

Finally, the sluggish pace of the current economic recovery at the national level does not bode well for a timely turnaround in the City’s economy. Coming out of past recessions, the City has typically lagged the nation’s recovery. This is largely due to the fact that the City’s economy does not gain much from the recovery in manufacturing that takes hold in the early phase of the up cycle, as well as the fact that demand for the City’s service sectors only picks up when a recovery is firmly in place. The current cycle is not expected to be any different. In addition to the employment declines, the City’s economic woes over the past two years have been further compounded by the drastic decline in compensation on Wall Street, more severe than anticipated in previous forecasts. As a result, the forecast for wage income in the City shows declines for two consecutive years, unprecedented in recent times. Job growth in the City is not expected to begin until the fourth quarter of 2003, lagging the U.S. by three quarters, and even then growth is projected to be anemic. It is of little surprise, given the weak labor market and Wall Street’s performance, that conditions in the City’s commercial real estate market have significantly deteriorated. By the end of 2002, there were nearly 26 million square feet of primary office space available on the market, compared to 16 million square feet at the start of the year. With so much vacant space available for lease, landlords have been forced to lower rents considerably. With additional job losses anticipated, both the Downtown and Midtown primary office markets are expected to worsen in 2003.

Ratings

Standard & Poor’s, Moody’s and Fitch Ratings currently rate the City’s outstanding general obligation bonds A, A2 and A+, respectively.

On May 27, 2003, Standard & Poor’s revised its outlook to stable from negative on the City’s general obligation bonds. On October 20, 2003, Standard & Poor’s reaffirmed its A rating and its stable outlook on the City’s general obligation bonds. On November 15, 2001, Moody’s revised its outlook on the City’s general obligation bonds to negative from uncertain due to the disruptive effects of September 11 on the City’s economy and the effects of the national economic recession. On October 17, 2003, Moody’s reaffirmed its A2 rating and its negative outlook on the City’s general obligation bonds. In December 2002, Fitch Ratings issued a negative outlook on the City’s general obligation bonds. On June 26, 2003, Fitch Ratings reaffirmed its A+ rating on the City’s general obligation bonds.

Litigation

A number of court actions have been brought involving State finances. The court actions in which the State is a defendant generally involve State programs and miscellaneous tort, real property, and contract claims. While the ultimate outcome and fiscal impact, if any, on the State of those proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the State’s ability to carry out the State Financial Plan.

The City has estimated that its potential future liability on account of outstanding claims against it as of June 30, 2003, amounted to approximately $4.3 billion.

New York Taxes—

In the opinion of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds) the interest on the Bonds is exempt from New York State and City personal income taxes, except where such interest is subject to federal income taxes, as is described in “Taxes.”

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing New York law:

Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and income received by the Trust will be treated as the income of the Holders in the same manner as for federal income tax purposes. Accordingly, each Holder will be considered to have received the interest on its pro rata portion of each Bond when interest on the Bond is received by the Trust (or on earlier accrual, depending on the Holder’s method of accounting and depending on the existence of any original issue discount). A noncorporate Holder who is a New York State (and City) resident will be subject to New York State (and City) personal income taxes on any gain or market discount income recognized when it disposes of all or part of its pro rata portion of a Bond. A noncorporate Holder who is not a New York State resident will not be subject to New York State or City personal income taxes on any gain or market discount income recognized when it disposes of all or part of its pro rata portion of a Bond unless such Units are attributable to a business, trade, profession or occupation carried on in New York. A New York State (and City) resident should determine its tax basis for its pro rata portion of each Bond for New York State (and City) income tax purposes in the same manner as for federal income tax purposes. Interest income on, as well as any gain recognized on the disposition of, a Holder’s pro rata portion of the Bonds is generally not excludable from income in computing New York State and City franchise taxes on corporations or financial institutions.

TAX FREE VS. TAXABLE INCOME

The following tables show the approximate yields which taxable securities must earn in various income brackets to equal tax exempt yields under combined federal and state individual income tax rates. These tables reflect projected federal income tax rates and tax brackets for the 2003 taxable year under recently passed legislation, and state income tax rates that were available on the date of the Prospectus. These rates are subject to change and several items of tax reduction are scheduled to revert to prior law in future years unless made permanent by future legislation. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may be lower than indicated. A table is computed on the theory that the taxpayer’s highest bracket tax rate is applicable to the entire amount of any increase or decrease in taxable income (after allowance for any resulting change in state income tax) resulting from a switch from taxable to tax-free securities or vice versa. Variations between state and federal allowable deductions and exemptions are generally ignored. The state tax is thus computed by applying to the federal taxable income bracket amounts shown in the table the appropriate state rate for those same dollar amounts. For example, a married couple living in the State of New Jersey and filing a Joint Return with $53,000 in taxable income for the 2003 tax year would need a taxable investment yielding 6.03% in order to equal a tax-free return of 5.00%. Use the appropriate table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax and state income tax.

STATE OF NEW JERSEY

2003 Tax Year

Taxable Income Bracket	Approx. Combined Federal & State Tax Rate	TAX EXEMPT YIELD
		4.00%	4.50%	5.00%	5.50%	6.00%	6.50%

		TAXABLE EQUIVALENT YIELD
		JOINT RETURN
$ 0 - 14,000	11.26%	4.51%	5.07%	5.63%	6.20%	6.76%	7.32%
$ 14,001 - 20,000	16.19	4.77	5.37	5.97	6.56	7.16	7.76
$ 20,001 - 50,000	16.49	4.79	5.39	5.99	6.59	7.18	7.78
$ 50,001 - 56,800	17.08	4.82	5.43	6.03	6.63	7.24	7.84
$ 56,801 - 70,000	26.84	5.47	6.15	6.83	7.52	8.20	8.88
$ 70,001 - 80,000	27.63	5.53	6.22	6.91	7.60	8.29	8.98
$ 80,001 - 114,650	29.14	5.65	6.35	7.06	7.76	8.47	9.17
$114,651 - 139,500	31.98	5.88	6.62	7.35	8.09	8.82	9.56
$139,501 - 150,000	32.78	5.95	6.69	7.44	8.18	8.93	9.67
$150,001 - 174,700	33.37	6.00	6.75	7.50	8.25	9.01	9.76
$174,701 - 311,950	38.19	6.47	7.28	8.09	8.90	9.71	10.52
Over $311,950	40.12	6.68	7.52	8.35	9.19	10.02	10.86

		SINGLE RETURN
$ 0 - 7,000	11.26%	4.51%	5.07%	5.63%	6.20%	6.76%	7.32%
$ 7,001 - 20,000	16.19	4.77	5.37	5.97	6.56	7.16	7.76
$ 20,001 - 28,400	16.49	4.79	5.39	5.99	6.59	7.18	7.78
$ 28,401 - 35,000	26.31	5.43	6.11	6.79	7.46	8.14	8.82
$ 35,001 - 40,000	27.63	5.53	6.22	6.91	7.60	8.29	8.98
$ 40,001 - 68,800	29.14	5.65	6.35	7.06	7.76	8.47	9.17
$ 68,801 - 75,000	31.98	5.88	6.62	7.35	8.09	8.82	9.56
$ 75,001 - 139,500	32.59	5.93	6.68	7.42	8.16	8.90	9.64
$139,501 - 143,500	33.37	6.00	6.75	7.50	8.25	9.01	9.76
$143,501 - 311,950	38.19	6.47	7.28	8.09	8.90	9.71	10.52
Over $311,950	40.12	6.68	7.52	8.35	9.19	10.02	10.86

See the Notes to the New Jersey tax table on the following page.

Note:  This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $139,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $209,250 for married taxpayers filing a joint tax return and $139,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

STATE OF NEW YORK

2003 Tax Year
Taxable Income Bracket	Approx. Combined Federal & State Tax Rate	TAX EXEMPT YIELD
		4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
		TAXABLE EQUIVALENT YIELD
		JOINT RETURN
$ 0 - 14,000	13.60%	4.63%	5.21%	5.79%	6.37%	6.94%	7.52%
$ 14,001 - 16,000	18.40	4.90	5.51	6.13	6.74	7.35	7.97
$ 16,001 - 22,000	18.83	4.93	5.54	6.16	6.78	7.39	8.01
$ 22,001 - 26,000	19.46	4.97	5.59	6.21	6.83	7.45	8.07
$ 26,001 - 40,000	20.02	5.00	5.63	6.25	6.88	7.50	8.13
$ 40,001 - 56,800	20.82	5.05	5.68	6.31	6.95	7.58	8.21
$ 56,801 - 114,650	30.14	5.73	6.44	7.16	7.87	8.59	9.30
$114,651 - 139,500	32.93	5.96	6.71	7.46	8.20	8.95	9.69
$139,501 - 150,000	33.71	6.03	6.79	7.54	8.30	9.05	9.81
$150,001 - 174,700	34.18	6.08	6.84	7.60	8.36	9.12	9.87
$174,701 - 311,950	38.94	6.55	7.37	8.19	9.01	9.83	10.65
$311,951 - 500,000	40.85	6.76	7.61	8.45	9.30	10.14	10.99
Over $500,000	40.97	6.78	7.62	8.47	9.32	10.17	11.01

		SINGLE RETURN
$ 0 - 7,000	13.60%	4.63%	5.21%	5.79%	6.37%	6.94%	7.52%
$ 7,001 - 8,000	18.40	4.90	5.51	6.13	6.74	7.35	7.97
$ 8,001 - 11,000	18.83	4.93	5.54	6.16	6.78	7.39	8.01
$ 11,001 - 13,000	19.46	4.97	5.59	6.21	6.83	7.45	8.07
$ 13,001 - 20,000	20.02	5.00	5.63	6.25	6.88	7.50	8.13
$ 20,001 - 28,400	20.82	5.05	5.68	6.31	6.95	7.58	8.21
$ 28,401 - 68,800	30.14	5.73	6.44	7.16	7.87	8.59	9.30
$ 68,801 - 100,000	32.93	5.96	6.71	7.46	8.20	8.95	9.69
$100,001 - 139,500	33.40	6.01	6.76	7.51	8.26	9.01	9.76
$139,501 - 143,500	34.18	6.08	6.84	7.60	8.36	9.12	9.87
$143,501 - 311,950	38.94	6.55	7.37	8.19	9.01	9.83	10.65
$311,951 - 500,000	40.85	6.76	7.61	8.45	9.30	10.14	10.99
Over $500,000	40.97	6.78	7.62	8.47	9.32	10.17	11.01

Note:  This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $139,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $209,250 for married taxpayers filing a joint tax return and $139,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

CITY OF NEW YORK

2003 Tax Year
Taxable Income Bracket	Approx. Combined Federal, State & New York City Tax Rate	TAX EXEMPT YIELD
		4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
		TAXABLE EQUIVALENT YIELD
		JOINT RETURN
$ 0 - 14,000	16.22%	4.77%	5.37%	5.97%	6.56%	7.16%	7.76%
$ 14,001 - 16,000	20.87	5.06	5.69	6.32	6.95	7.58	8.21
$ 16,001 - 21,600	21.30	5.08	5.72	6.35	6.99	7.62	8.26
$ 21,601 - 22,000	21.83	5.12	5.76	6.40	7.04	7.68	8.32
$ 22,001 - 26,000	22.47	5.16	5.80	6.45	7.09	7.74	8.38
$ 26,001 - 40,000	23.02	5.20	5.85	6.50	7.14	7.79	8.44
$ 40,001 - 45,000	23.83	5.25	5.91	6.56	7.22	7.88	8.53
$ 45,001 - 56,800	23.87	5.25	5.91	6.57	7.22	7.88	8.54
$ 56,801 - 90,000	32.83	5.96	6.70	7.44	8.19	8.93	9.68
$ 90,001 - 114,650	32.87	5.96	6.70	7.45	8.19	8.94	9.68
$114,651 - 139,500	35.56	6.21	6.98	7.76	8.53	9.31	10.09
$139,501 - 150,000	36.31	6.28	7.07	7.85	8.64	9.42	10.21
$150,001 - 174,700	36.77	6.33	7.12	7.91	8.70	9.49	10.28
$174,701 - 311,950	41.35	6.82	7.67	8.52	9.38	10.23	11.08
$311,951 - 500,000	43.18	7.04	7.92	8.80	9.68	10.56	11.44
Over $500,000	43.31	7.06	7.94	8.82	9.70	10.58	11.47

		SINGLE RETURN
$ 0 - 7,000	16.22%	4.77%	5.37%	5.97%	6.56%	7.16%	7.76%
$ 7,001 - 8,000	20.87	5.06	5.69	6.32	6.95	7.58	8.21
$ 8,001 - 11,000	21.30	5.08	5.72	6.35	6.99	7.62	8.26
$ 11,001 - 12,000	21.93	5.12	5.76	6.40	7.05	7.69	8.33
$ 12,001 - 13,000	22.47	5.16	5.80	6.45	7.09	7.74	8.38
$ 13,001 - 20,000	23.02	5.20	5.85	6.50	7.14	7.79	8.44
$ 20,001 - 25,000	23.83	5.25	5.91	6.56	7.22	7.88	8.53
$ 25,001 - 28,400	23.87	5.25	5.91	6.57	7.22	7.88	8.54
$ 28,401 - 50,000	32.83	5.96	6.70	7.44	8.19	8.93	9.68
$ 50,001 - 68,800	32.87	5.96	6.70	7.45	8.19	8.94	9.68
$ 68,801 - 100,000	35.56	6.21	6.98	7.76	8.53	9.31	10.09
$100,001 - 139,500	36.03	6.25	7.03	7.82	8.60	9.38	10.16
$139,501 - 143,500	36.77	6.33	7.12	7.91	8.70	9.49	10.28
$143,501 - 311,950	41.35	6.82	7.67	8.52	9.38	10.23	11.08
$311,951 - 500,000	43.18	7.04	7.92	8.80	9.68	10.56	11.44
Over $500,000	43.31	7.06	7.94	8.82	9.70	10.58	11.47

Note:  This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $139,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $209,250 for married taxpayers filing a joint tax return and $139,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

TAX EXEMPT

SECURITIES TRUST

      22,000 Units            Dated December 3, 2003

PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file nos. 333-106457, 333-108240, 333-109820, 333-106470 and 333-107971) and the Investment Company Act of 1940 (file no. 811-2560), and to which reference is hereby made. Information may be reviewed and copied at the Commission’s Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:

•	electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov
•	visiting the SEC internet address: http://www.sec.gov
•	writing: Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549-6009

Index		Sponsor:
Investment Summary	A-2

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

(212) 816-6000

Trustee:

JPMorgan Chase Bank

4 Chase MetroTech Center

3rd Floor

Brooklyn, New York 11245

(800) 354-6565

This Prospectus does not constitute an offer

to sell, or a solicitation of an offer to buy,

securities in any state to any person to whom

it is not lawful to make such offer in such

state.

Summary of Essential Information	A-9
Portfolio Summary as of Date of Deposit	A-13
Independent Auditors’ Report	A-16
Statements of Financial Condition	A-17
Portfolios	A-19
Notes to Portfolios of Securities	A-28
Tax Exempt Securities Trust	B-1
Risk Factors	B-2
Taxes	B-10
Expenses and Charges	B-14
Public Offering	B-15
Rights of Holders	B-20
Sponsor	B-23
Trustee	B-24
Evaluator	B-25
Amendment and Termination of the Trust Agreement	B-25
Miscellaneous	B-26
Bond Ratings	B-26
Federal Tax Free vs. Taxable Income	B-29
The State Trusts	C-1
Tax Free vs. Taxable Income	C-15

No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

© 2003 Citigroup Global Markets Inc. Member NASD/SIPC. Smith Barney is a division and service mark of Citigroup Global Markets Inc. and its affiliates and is used and registered throughout the world. CITIGROUP and the Umbrella Device are trademarks and service marks of Citicorp or its affiliates and are used and registered throughout the world.	UT6955 (12/03)

PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

SEC FILE OR IDENTIFICATION NO.
I.	Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	2-55436

II.	Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

	Citigroup Global Markets Inc.	8-8177

III.	Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

	Citigroup Global Markets Inc.	333-103725

IV.	Code of Ethics of the Depositor filed as an Exhibit to the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	333-102557

B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

	Citigroup Global Markets Inc.	13-1912900
	JPMorgan Chase Bank	13-4994650

UNDERTAKING

The Sponsor undertakes that it will not instruct the Trustee to accept from (i) any insurance company affiliated with the Sponsor, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to that Security or (ii) any affiliate of the Sponsor who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless those instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940. Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant also hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND DOCUMENTS:

The facing sheet of Form S-6.

The Prospectus.

Additional Information not included in the Prospectus (Part II).

Undertaking.

Signatures.

Consent of Independent Auditors.

The following exhibits:

1.1

—Trust Indenture and Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement of Tax Exempt Securities Trust, National Trust 268, 1933 Act File No. 333-60620 filed on June 15, 2001).

1.1.1

—Form of Reference Trust Agreement (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Tax Exempt Securities Trust, Intermediate Term Trust 66 (Limited Term), 1933 Act File No. 333-103520 filed on June 19, 2003).

1.1.2

—Amendment to Trust Indenture and Agreement (incorporated by reference to Exhibit 1.1.2 to the Registration Statement of Tax Exempt Securities Trust, Intermediate Term Trust 66 (Limited Term), 1933 Act File No. 333-103520 filed on June 19, 2003).

1.2

—Form of Agreement Among Underwriters (incorporated by reference to Exhibit 99 to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915 filed on December 8, 1993).

2.1	—Form of Certificate of Beneficial Interest (included in Exhibit 1.1.2).

3.1	—Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings “Taxes” and “Miscellaneous—Legal Opinion” in the Prospectus.

3.2	—Opinion of special New Jersey counsel.

4.1	—Consent of the Evaluator.

5.1	—Consent of KPMG LLP.

SIGNATURES

The Registrant, Tax Exempt Securities Trust, Intermediate Term Trust 71, National Trust 381 (Insured), National Trust 382, New Jersey Trust 173 and New York Trust 238, hereby identifies National Trust 347, Arizona Trust 1, Florida Trust 124 and Michigan Trust 1 of the Tax Exempt Securities Trust for purposes of the representations required by Rule 487 and represents the following:

(1) That the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) That it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York, on the 3rd day of December, 2003.

Signatures appear on page II-4.

The principal officers and a majority of the members of the Board of Directors of Citigroup Global Markets Inc. have signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.

CITIGROUP GLOBAL MARKETS UNIT TRUSTS

(Registrant)

CITIGROUP GLOBAL MARKETS INC.

(Depositor)

By	/S/ GEORGE S. MICHINARD, JR.
(George S. Michinard, Jr. Authorized Signatory)

By the following persons*, who constitute the principal officers and a majority of the directors of Citigroup Global Markets Inc.:

NAME	TITLE

ROBERT DRUSKIN	Chief Executive Officer, President and Director

DERYCK C. MAUGHAN	Director

CHARLES O. PRINCE, III	Chairman and Director

CLIFF VERRON	Chief Financial Officer

By	/S/ GEORGE S. MICHINARD, JR.
(George S. Michinard, Jr. Attorney-in-Fact)

*	Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533, 333-101236 and 333-108493.